UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

Global Pari-Mutuel Services, Inc.
(Exact name of registrant as specified in its charter)

Nevada	88-0396452
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

500 Fifth Avenue, Suite 810, New York, New York	10110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (917) 338-7301

Copies to:

Robert H. Friedman, Esq.
Kenneth M. Silverman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None.	Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001
(Title of Class)

Preferred Stock, par value $0.001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

i

You should rely only on the information contained in this document or to which we have referred you.  We have not authorized anyone to provide you with information that is different.  You should assume that the information contained in this document is accurate as of the date of this Form 10 only.

As used in this Form 10, unless the context otherwise requires the terms “we,” “us,” “our,” and “Global” refer to Global Pari-Mutuel Services, Inc., a Nevada corporation.

FORWARD LOOKING STATEMENTS

The statements contained in this document that are not purely historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Although we believe that the expectations reflected in such forward-looking statements, including those regarding future operations, are reasonable, we can give no assurance that such expectations will prove to be correct.  Forward-looking statements are not guarantees of future performance and they involve various risks and uncertainties.  Forward-looking statements contained in this document include statements regarding our proposed services, market opportunities and acceptance, expectations for revenues, cash flows and financial performance, and intentions for the future.  Such forward-looking statements are included under Item 1.  “Business” and Item 2.  “Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operation.”  All forward-looking statements included in this document are made as of the date hereof, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement.  It is important to note that such statements may not prove to be accurate and that our actual results and future events could differ materially from those anticipated in such statements.  Among the factors that could cause actual results to differ materially from our expectations are those described under Item 1.  “Business,” Item 1A. “Risk Factors” and Item 2.  “Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section and other factors included elsewhere in document.

Item 1.	Business

Overview

We were organized as a Nevada corporation on January 27, 1997.  We changed our corporate name to “Global Pari-Mutuel Services, Inc.” on August 30, 2005.  Our offices are located at 500 Fifth Avenue, Suite 810, New York, New York 10110, and our telephone number is (917) 338-7301.

Beginning in 2000, we began developing online pari-mutuel wagering technology that facilitates pari-mutuel wagering over the internet for live horse and dog racing.  During 2005, our management initiated plans to focus our principal business activities on pari-mutuel activities.  It is our intent to become a leading, global provider for online pari-mutuel wagering on thoroughbred, harness and greyhound racing.

Pari-mutuel wagering is a system of cooperative betting in which the holders of winning tickets divide the total amount of money bet on a race, after subtracting taxes, racetrack fees and other expenses.  The uniqueness of pari-mutuel wagering is that the public itself determines the payoff odds (e.g., if many people have bet on the actual winner of a contest, then the payoff will be relatively low because many winners will divide the pool).  Pari-mutuel wagering is the accepted betting procedure at horse racing and dog racing tracks throughout the world.

We are currently pursuing the following business model:

1.	Simulcast Facilities and Off-Track Betting (“OTB”) operators: To provide hub services and content to international simulcast facilities and physical OTBs;

2.	International Call Center: To provide pari-mutuel wagering services through our international call-center facility;

3.	Settlement and Reconciliation: To provide settlement and reconciliation services for pari-mutuel wagerers;

4.	Equipment and Software: To resell and rent equipment and software to physical and virtual OTBs;

5.
Global Pari-Mutuel Instant Racing Project (“IRP”): To operate, through our hub in Antigua, an online pari-mutuel based instant racing and wagering system in which wagers are placed based on the outcome of previous events; and

6.
Global Pari-Mutuel Network: To launch an online internet model that allows international players to place wages on U.S. and international tracks through our www.rtcsportofkings.com website and the www.trackplayer.com website (the “Global Pari-Mutuel Network”).

We presently have two principal contracts with Promotora Latinamericana de Entretenimiento, S.A. de C.V. and ISI – Maritime/Islands, Ltd. to provide (i) pari-mutuel wagering services through our hub operations in Antigua, (ii) pari-mutuel wagering services at our call-center and (iii) settlement and reconciliation services.  We are currently pursuing opportunities in the U.S., Mexico, Central and South America and the Caribbean, where we intend to introduce the Global Pari-Mutuel Network.  We have signed contracts with approximately 40 horse and dog race tracks, which will provide us with content and race simulcasts.  If we are successful in negotiating pari-mutuel license agreements with our customers and if these relationships become commercially viable, we believe the primary advantage of the Global Pari-Mutuel Network will be that it will allow customers of online international off-track betting parlors to have real-time odds and racing forms, access to the direct pari-mutuel pools at host tracks, scratches, daily results lines, daily race programs, past performance programs data, and other handicapping data and information concerning available pools through online operations, call-centers or physical OTBs.

In order to facilitate the implementation of our pari-mutuel wagering business model, we have taken the following measures over the past five years:

•
In April 2006, we acquired all of the outstanding shares of Royal Turf Club, Inc., a Nevada corporation (“RTCN”), and its subsidiary, Royal Turf Club Limited, an Antigua corporation (“RTCA”), in exchange for 6,000,000 shares of our common stock;

•
In December 2006, we entered into a cost and profit share agreement with Global Financial Solutions Holdings, Ltd, an unaffiliated corporation organized under the laws and regulation of the Turks and Caicos Islands (“GFS”);

•	In October 2007, we acquired Royal Turf Club Limited, a St. Kitts and Nevis corporation (“RTCK”), in exchange for 1,000,000 shares of our common stock; and

•
In September 2009, we entered into an agreement with Racetech International under which we obtained a license for an online pari-mutuel based instant racing and wagering system in which wagers are placed based on the outcome of previous events.

On December 7, 2010, we entered into an Equity Contribution Agreement (the “Contribution Agreement”) with BERMASE LLC, a Delaware limited liability company (“BERMASE”), and its members, AVON ROAD BERMASE I LLC, a Delaware limited liability company (“AVON I”), AVON ROAD BERMASE II LLC, a Delaware limited liability company (“AVON II”), and JAF-NH, LLC, a Delaware limited liability company (“JAF-NH”), pursuant to which, in exchange for all of the membership interests of BERMASE and other consideration, we agreed to issue AVON I, AVON II and JAF-NH that number of shares of our common stock equal to 198,685,798 minus the sum of the number of shares issuable to BERMASE upon conversion of its Senior Secured Convertible Promissory Note due September 2012 in the principal amount of $400,000 issued by us to BERMASE and 1,200,000 shares of common stock then held by BERMASE.  Following the closing of the Contribution Agreement, which occurred on December 21, 2010, the distribution in-kind by BERMASE to AVON I, AVON II and JAF-NH of the 1,200,000 shares of our common stock then held by it and the shares issued to it upon conversion of the note described in this paragraph above, the subsequent transfer of 5,000,000 shares of our common stock by AVON I to an affiliate and the distribution-in-kind by AVON II of 30,000,000 shares of our common stock to Robert A. Berman, a director and our non-executive chairman of the board, AVON I, AVON II, JAF-NH and their affiliates, including Mr. Berman, collectively beneficially own 70.14% of the shares of our common stock, on a fully-diluted post-transaction basis, which includes 60,559,826 shares currently subject to outstanding stock options.  In connection with the Contribution Agreement, we issued BERMASE an Unsecured Promissory Note, due January 2011, in the principal amount of $500,000, in respect of a $500,000 unsecured loan from BERMASE to us made simultaneously with the execution of the Contribution Agreement.  The Contribution Agreement was subject to customary conditions to closing, including that BERMASE’s bank accounts have balances of at least $2,000,000 in cash at the time of closing.

On December 7, 2010, we also entered into a one-year Consulting Agreement (the “Consulting Agreement”) with Bendigo Partners LLC, a New York limited liability company (“Bendigo”), pursuant to which Bendigo agreed to provide us with the services of R. Jarrett Lilien to serve as our chief executive officer, J. Leslie Whiteford to serve as our chief financial officer, Richard D. Taylor to serve as our chief operating officer, Stephen Ferrando to serve as our chief information officer, and individuals who shall serve as our chief marketing officer and internal general counsel, for a $250,000 monthly fee. In addition, pursuant to the Consulting Agreement, we granted Bendigo an option to purchase 56,799,828 shares of our common stock, which option first vests and becomes exercisable over a period of two years.  The Consulting Agreement contemplates that upon expiration of its one-year term, Messrs. Lilien, Whiteford, Taylor and Ferrando will enter into employment agreements with us. As a result of the Consulting Agreement, James A. Egide resigned from his position as our chief executive officer, but retained his position as a member of our board of directors, Michael D. Bard resigned from his position as our chief financial officer and a member of our board of directors, and each of Joseph Neglia, Keith Cannon and Michael Michigami resigned as members of our board of directors.  Messrs. Lilien and Taylor and Jeffrey P. Camp have been appointed to fill three of the four vacancies on our board of directors created by such resignations and Mr. Lilien will recommend candidates to fill the remaining vacancy.

With our new management team in place and the acquisition of BERMASE as our wholly-owned subsidiary, we intend to continue to pursue the development of new proprietary technology to expand our pari-mutuel trading hub to the financial services industry. There can be no assurance, however, that we will be able to develop or market such technology or expand our pari-mutuel trading hub to the financial services industry.

Global Financial Solutions Holdings

Effective as of December 31, 2006, RTCN and RTCA entered into an agreement with GFS, pursuant to which: (a) RTCA issued to GFS 50% of RTCA’s outstanding common stock (the “RTCA Shares”); (b) GFS agreed to make certain payments for the purpose of developing, constructing, implementing and operating a central system horse and dog racing hub (the “Hub Operation”); (c) RTCN agreed to manage the business of RTCA; and (d) RTCN and GFS, as the sole shareholders of RTCA, agreed to enter into certain agreements regarding the Hub Operation and their ownership of RTCA.

In consideration of the RTCA Shares, GFS provided the funds necessary for all expenses related to the initial development, which included license fees, construction and implementation of the Hub Operation (the “Hub Implementation Expenses”), aggregating approximately $400,000.

The Hub Implementation Expenses included:

•	costs of the software, hardware, and all equipment necessary for the implementation and proper operation of the Hub Operation;

•	costs of training employees, management, owners, and contractors on the proper operation of the Hub Operation;

•	costs of the licensing rights to the software program for the Hub Operation; and

•	operational costs directly related to the running of the Hub Operation.

Since the Hub Operation has been launched and is considered operational, all expenses necessary and related to the ongoing operation and management of the Hub Operation (“Hub Operational Expenses”) are paid out of the funds generated by the operation of the Hub Operation prior to any distribution of profits.  The Hub Operational Expenses include all costs of operating and managing the Hub Operation. GFS was responsible for all the expenses through June 30, 2008.  Subsequent to June 30, 2008, any contributions needed for Hub Operational Expenses are paid by RTCN and GFS equally.  Under the terms of the agreement, if either RTCN or GFS fails to make all or a part of any required contribution, at the option of the other shareholder, either (i) such other shareholder must make such payment or (ii) the shareholder failing to make the contribution must forfeit such portion of its stockholding in RTC as is proportionate to the amount of the failure and a figure equal to an overall capitalization of RTC of twice the aggregate amount paid by GFS for the RTC Shares (excluding amounts paid by it under this sentence).

From the gross income of the Hub Operation, the manager must (i) first pay the expenses of the ongoing Hub Operation, (ii) then reimburse a shareholder for any advances or payments made after April 30, 2007, and (iii) then distribute equally to the shareholders the profits of the Hub Operation as they accrue. The term “profits” means any amounts generated by the Hub Operation after payment of all Hub Operational Expenses, and as generally defined and commonly used in practice and custom.

Acquisition of RTCK

On October 23, 2007, we acquired all of the outstanding shares of the RTCK in exchange for 1,000,000 shares of our common stock.  RTCK is currently licensed by the government of St. Kitts and Nevis to operate pari-mutuel facilities.  RTCK is also licensed by the Horsemen’s Association of Nevis.  The acquisition of RTCK enabled us to open a call-center in St. Kitts and effectively terminated a contract between us and RTCK under which we paid royalties to RTCK aggregating $640,000.  This royalty payment for $640,000 was expensed during 2007 through the issuance of the 1,000,000 shares to acquire RTCK.  In May 2008, we moved our St. Kitts operations to Antigua.

Global Pari-Mutuel Instant Racing Project

On September 1, 2009, we entered into an Instant Racing Web Agreement with Racetech International with a term of seven years (the “Racetech Agreement”) under which (i) we obtained a license to operate, through our hub in Antigua, an online pari-mutuel based instant racing and wagering system in which wagers are placed based on the outcome of previous events (the “IR Web System”) and (ii) Racetech International agreed to provide us with certain maintenance and support services in connection therewith.  In consideration of the license and services, we agreed to pay Racetech International (a) a $10,000 annual fee, (b) 23% of net win from the IR Web System for all IR Web System games.

During December 2009, we established a joint venture to finance the IRP, which was based on an agreement between us and Racetech, LLC (“RT”).  Pursuant to the agreement between us and RT, we have express authority to enter into this joint venture for purposes of promoting RT’s Instant Racing Project.  Investors of the joint venture as a group agreed to purchase up to twenty project units from us at a cost of $25,000 per unit, consisting of $5,000 in unsecured liability and $20,000 in a loan which accrues interest at 8% per annum.

Under this arrangement, these investors were to receive 25% of the net proceeds and we were to receive the remaining 75%.  Investors were also to receive 80% of the net revenue received by the joint venture until the notes and accrued interest have been paid in full.  The joint venture was solely liable for the repayment of any amounts under this arrangement.

On August 10, 2010, the board of directors was authorized to offer the holders of the joint venture notes payable, the opportunity to convert their notes to shares of our common stock at $0.20 per share.  This offer was valid until September 30, 2010.  In September 2010, holders of notes payable totaling $350,000 less an unpaid investment balance of $10,000 converted their notes payable to 1,700,000 shares of our common stock.  We also paid $87,500 in cash to the investors to repay their advances.  On September 30, 2010, the joint venture was terminated and we retained all rights to future profits from the IRP.

Global Pari-Mutuel Network

We have an agreement with Vector Enterprises, Inc., under which the internet pari-mutuel wagering website, www.trackplayer.com, a fully integrated advance deposit wagering (“ADW”) pari-mutuel internet horse, dog, and harness racing site, which is co-branded and owned by us, was established to accept pari-mutuel wagering.  Under the agreement, Vector Enterprises, Inc. will direct traffic to www.trackplayer.com.

Competition

Competition in our market place is primarily based on price and accessibility to the various horse and dog racing wagering pools.

Our principal competition for customers in Mexico and Central America is Hipodromo de Agua Caliente, S.A. de C.V. (“Caliente”).  Caliente provides online wagering on horse and dog racing and is our principal competition for the provision of (i) hub services and content to physical OTB operators and (ii) hub services and content through our international call center.  Caliente is a legal bookmaking operator that offers customers track prices with payout limits.  The pari-mutuel wagering services that we offer, however, provide for no payout limits due to the common pooling service that we offer.

The following companies compete with us for our customers where we provide hub services and content to international simulcast facilities and the Global Pari-Mutuel Network.  TVG and the Television Games Network are direct competitors in the interactive, pari-mutuel wagering market.  TVG operates an ADW website and currently operates in 15 states.  In January 2009, Betfair completed its purchase of TVG.  Betfair’s main product is a betting exchange, which is not legal in the United States.  Changes by Betfair in the operation of TVG, including investment of significant resources into the operation of TVG or expansion into states where TVG currently does not operate, would increase competition for us. The Television Games Network is a 24-hour national racing channel for distribution over cable, Dish Network and DIRECTV®, along with an in-home pari-mutuel wagering system that requires a dedicated television set-top box.

Magna Entertainment Corporation (“Magna”) and its affiliated ADW website, XpressBet, and Churchill Downs and its affiliated ADW website, Twinspires.com, are also direct competitors in the U.S. interactive, pari-mutuel wagering market.  In March 2007, Magna and Churchill Downs announced that they had formed a joint venture called TrackNet through which the companies’ horse racing content would be available to each other’s various distribution platforms, including XpressBet and Twinspires, and to third parties, including racetracks, casinos and other ADW providers.  Magna and Churchill Downs also jointly own Horse Racing Television (HRTV).  Magna filed for Chapter 11 bankruptcy protection on March 5, 2009.  On February 18, 2010, Magna filed a Plan and related Disclosure Statement (the “Magna Plan”) in connection with its Chapter 11 proceedings, which was confirmed by order of the Bankruptcy Court on April 26, 2010.  On April 30, 2010, the closing conditions of the Magna Plan were satisfied or waived, and the Magna Plan became effective following the close of business on April 30, 2010. Magna’s operations were transferred to MI Developments Inc. on April 30, 2010 pursuant to the Magna Plan.

Youbet.com, Inc. operates as a licensed multi-jurisdictional facilitator of online pari-mutuel horse race wagering, and supplier of tote equipment and services to the racing industry.  Its principle product, Youbet Express, offers interactive and real-time audio/video broadcasts, access to database of handicapping information, and the ability to wager on various horse races in the United States, Canada, the United Kingdom, Australia and South Africa.  Churchill Downs acquired Youbet.com on June 2, 2010.

Other competitors include Premier Turf Club, The Racing Channel, doing business as Oneclickbetting.com, and AmWest Entertainment.  We expect to compete with these entities, as well as new companies, which may enter the interactive, pari-mutuel gaming market.  It is possible that our current and potential competitors may have greater resources than us.

Governmental Regulation

Electronic transaction processing is regulated in the United States through the banking industry and card issuers, however, we are not aware of any governmental entity that regulates the payment processing services that we propose to market on behalf of banks or of any current attempts to impose governmental regulation on payment processing services.

Gaming activities are subject to extensive statutory and regulatory control in the United States by state and internationally by various government authorities.  All 50 states currently have statutes or regulations restricting gaming activities, and three states do not permit gaming at all.  Federal and state statutes and regulations are likely to be significantly affected by any changes in the political climate and economic and regulatory policies.  These changes could affect our proposed operations in a materially adverse way.

To the extent the Global Pari-Mutuel Network is used to place intrastate or interstate wagers or we receive fees from wagering, there may be various statutes and regulations that could have a direct and material effect on the business.  We believe that our proposed pari-mutuel activities conform to current gaming laws and regulations as we understand them to be currently applied.  However, because there is very little clear statutory and case law authority, this conclusion can be challenged by either governmental authorities or private citizens.

Pari-mutuel wagering is governed by state legislation.  States adopt and enforce rules and regulations requiring all entities involved in pari-mutuel horseracing to be licensed.  States prohibiting advanced deposit pari-mutuel wagering include Alaska, Arizona, Colorado, District of Columbia, Georgia, Hawaii, Mississippi, Missouri, Nebraska, Nevada, New Mexico, North Carolina, Oklahoma, South Carolina, and Utah.

The Interstate Horseracing Act of 1978 (“IHRA”) regulates pari-mutuel wagering on horseracing across state lines.  This statute was created to remove pari-mutuel horseracing from illegal wagering activities covered by the Federal Wire Act (Chapter 18 USC) (the “Wire Act”).  The IHRA was amended in December 2000 to clarify that pari-mutuel wagering may be placed via telephone or other electronic media (including the internet), and accepted by an off-track betting system where such wagers are lawful in each state involved.  Thus, management believes existing federal statutes appear to allow pari-mutuel wagering on horse races and the Wire Act would not indirectly prohibit such activities.  However, other federal laws impacting gaming activities include IHRA, the Interstate Wagering Paraphernalia Act, the Travel Act and the Organized Crime Control Act.  Certain legislation is currently being considered in Congress and individual states in this regard.

Currently, certain online international off-track betting parlors permit their customers to bet on horse races taking place within the United States.  However, their customers are not included in the general pari-mutuel pool created for the races, and they do not normally have access to pari-mutuel pools that result from the betting decisions of other participants.

Employees

As of December 21, 2010, we have one full-time employee and we utilize the services of four consultants that devote substantially all of their time to the company.  In addition, as of December 7, 2010, we have entered into the Consulting Agreement, pursuant to which R. Jarrett Lilien serves as our chief executive officer, J. Leslie Whiteford serves as our chief financial officer, Richard D. Taylor serves as our chief operating officer, Stephen Ferrando serves as our chief information officer, and two additional individuals will serve as our chief marketing officer and internal general counsel. We consider our relationships with our employees and consultants to be good.  In the event that additional full or part-time employees or consultants are required to conduct or expand our business operations, we believe we will be able to identify, hire and/or engage qualified personnel.

Deregistration

On March 31, 2010, we filed a Form 12b-25 notifying the Securities and Exchange Commission (“SEC”) of our inability to timely file an annual report on Form 10-K for the fiscal year ended December 31, 2009 and representing that the Form 10-K would be filed no later than April 15, 2010, the date that was the fifteenth calendar day following the prescribed due date for our Form 10-K.  On June 7, 2010, we filed a Form 15 deregistering our common stock under Section 12(g) of the Exchange Act in reliance upon Rule 12g-4(a)(1) and Rule 12g-4(a)(2) without first filing our Form 10-K and our Form 10-Q for the fiscal quarter ended March 31, 2010.  As a result, when we filed the Form 15 deregistering our common stock under Section 12(g) of the Exchange Act, we were not in compliance with Section 13(a) of the Exchange Act, which requires every issuer of a security registered pursuant to Section 12 of the Exchange Act to file periodical and other reports with the SEC in accordance with the SEC’s rules and regulations.  There can be no assurance that we will not fall out of compliance with Section 13(a) of the Exchange Act again in the future.

Where You Can Find More Information

Due to our deregistration on June 7, 2010 of our common stock under Section 12(g) of the Exchange Act, we were not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately before the filing of this Registration Statement on Form 10.  Upon effectiveness of this Registration Statement, we will file annual, quarterly and current reports and other information with the SEC.  Our filings will be available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any materials filed by us with the SEC at the SEC’s Public Reference Room at 100 F Street, N. E., Washington, DC 20549  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 1A.	Risk Factors

We have limited capital resources and cannot ensure access to additional capital if needed.

Our historical operating losses have required us to seek additional capital through the issuance of our common stock on a number of occasions.  If we continue to sustain operating losses in future periods, we may be forced to seek additional capital to fund our operations.  We do not know whether we will be able to obtain additional capital if needed, or on what terms the capital would be available, if at all.  Depending on market conditions and our prospects, additional financing may not be available or may result in significant dilution to our current stockholders.

Our independent registered public accounting firm has issued a “going concern” opinion raising substantial doubt about our financial viability.

The accompanying consolidated financial statements for the years ended December 31, 2009 and 2008 have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. We have continuing net losses and negative cash flows from operating activities. In addition, we have deficiencies in working capital and stockholders’ equity as of the balance sheet dates.  These conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. These circumstances caused our independent registered public accounting firm to include an explanatory paragraph in its report dated December 20, 2010 regarding their concerns about our ability to continue as a going concern. Substantial doubt about our ability to continue as a going concern may create negative reactions to the price of the common shares of our stock and we may have a more difficult time obtaining financing.

Ownership of our common stock is concentrated.

Our directors and executive officers as a group beneficially owned 204,216,107 (approximately 91.40% of our outstanding common stock as of December 21, 2010.  As a result of their ownership of our common stock, our directors and executive officers, collectively, may be able to control matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  Such concentration of ownership may also have the effect of delaying or preventing a change in control of the company, and this may have a material adverse effect on the trading price of our common stock.

Our limited operating history makes it difficult for investors to evaluate our performance and/or assess our future prospects.

We were initially incorporated in January 1997.  From January 1997 to October 1998, our business operations primarily consisted of efforts to develop and market online casino services.  We discontinued efforts to develop online casino services in June 1998.  In August 1999, we completed the MasterCoin acquisition, which was subsequently rescinded.  From 2005 to the present, we have focused on our pari-mutuel business opportunities.  We sold the operations of our domestic payment process operations in November 2002, and discontinued our debit card program, which was part of our international payment process operations, in February 2003, terminated all income producing activities with Racing Services de Mexico (“RSI”) due to RSI’s closure as a result of various issues with state and federal taxing authorities during the second quarter of 2003, and discontinued our operations as an international sales agent for credit card processing during the first quarter of 2004.  As a result, there is a very limited operating history upon which an evaluation of our company can be based.  Our future prospects are subject to risks and uncertainties that are generally encountered by newly operational companies in new and rapidly evolving markets.  These risks include, but are not limited to:

•	Whether we can successfully market and execute our business model for pari-mutuel wagering;

•	Whether the demand for our proposed services will grow to a level sufficient to support our operations;

•	Whether governing laws, regulations or regulatory initiatives will force us to discontinue or alter certain business operations or practices;

•	Whether our technology partners can respond effectively to market changes;

•	Whether we and our strategic partners can develop and maintain products and services that are equal or superior to the services and products of competitors;

•	Whether we can maintain strong alliances with those to whom we outsource our data and technology needs; and

•	Whether we can generate the funds as needed to sell the services we intend to offer, and attract, retain, and motivate qualified personnel.

There can be no assurance that we can be successful in addressing these risks.  Our limited operating history and the uncertain nature of the markets for our proposed services make the prediction of future results of operations extremely difficult.  As a result of the foregoing factors and the other factors identified herein, there can be no assurance that we will ever operate profitably on a quarterly or annual basis.

We may become subject to government regulation and legal uncertainties, which may adversely affect our business.

We believe that we are not currently subject to regulation by any U.S. or foreign governmental agency, other than regulations applicable to businesses generally.  However, due to the increasing usage of the internet and concerns about online gaming in general, it is possible that a number of laws and regulations may be adopted in the future that would affect our conducting business over the internet.  Presently, there are few laws or regulations that apply specifically to the sale of goods and services on the internet.  Any new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with these laws and regulations.  Furthermore, the growth and development of the market for electronic commerce may promote more stringent consumer protection and privacy laws that may impose additional burdens on companies conducting business online, including us.  The adoption of additional laws or regulations may decrease the growth of the internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business.  For example, we may become subject to some or all of the following sources of regulation: state or federal banking regulations; federal money laundering regulations; international banking, financial services or gaming regulations or laws governing other regulated industries; or U.S. and international regulation of internet transactions.  The application to us of existing laws and regulations relating to issues such as banking, currency exchange, online gaming, pricing, taxation, quality of services, electronic contracting, and intellectual property ownership and infringement is unclear.  In addition, we may become subject to new laws and regulations directly applicable to the internet and our activities.  If we are found to be in violation of any current or future regulations, we could be exposed to financial liability, including substantial fines which could be imposed on a per transaction basis; forced to change our business practices; or forced to cease doing business altogether or with the residents of one or more states or countries.

We must adapt to new regulations governing the transmission, use and processing of personal information in electronic commerce.

Our services involve handling, transmitting, verifying and processing personal information of customers that we service.  As electronic commerce continues to evolve, federal, state and foreign governments may adopt laws and regulations covering user privacy.  New laws regulating the solicitation, collection or processing of personal or consumer information could adversely affect our business.

Our online pari-mutuel wagering support services.

We plan to provide settlement and reconciliation services to facilitate online pari-mutuel wagering.  We have not entered into any contracts with respect to, or otherwise obtained any commitments from anyone to purchase or use the pari-mutuel support services we propose to offer.  We can provide no assurance that there will be any demand for our pari-mutuel support services.  If there is a demand, we can provide no assurance that the revenues generated from such services will exceed the costs associated with providing the services.

We may not attract or retain qualified management and employees.

Our future success and our ability to expand our operations will depend on our ability to retain highly qualified management and employees.  As a newly operational company, we may have difficulty or be unable to retain or attract highly qualified management and employees.  Failure to attract and retain personnel will make it difficult for us to manage our business and meet our objectives, and will likely have a material adverse effect on our business operations.  We do not carry key person life insurance on any of our senior management personnel.  The loss of the services of any of our executive officers or other key employees may have a material adverse effect on our business.

We intend to conduct the majority of our business offshore, which is subject to additional risks that may adversely affect our business.

We, or our affiliates, intend to conduct the majority of our business offshore.  Conducting business outside of the United States is subject to additional risks that may affect our ability to sell our products and services and result in reduced revenues, including, without limitation:

•	Currency exchange fluctuations;

•	Changes in regulatory requirements;

•	Reduced protection of intellectual property rights;

•	Evolving privacy laws in foreign countries;

•	The burden of complying with a variety of foreign laws; and

•	Political or economic instability or constraints on international trade.

We cannot be certain that one or more of these factors will not materially adversely affect our future international operations and, consequently, our business, financial condition, and operating results.

We have not sought to protect our intellectual property through registration.  Our inability to protect our intellectual property rights may force us to incur unanticipated costs.

Our inability to protect our intellectual property could reduce the value of our products and services. Various events outside of our control pose a threat to our intellectual property rights as well as to our products and services.  For example, effective intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and harm our operating results.

Although we may seek to obtain patent protection for our innovations, it is possible we may not be able to protect some of these innovations. Changes in patent law, such as changes in the law regarding patentable subject matter, can also impact our ability to obtain patent protection for our innovations. In addition, given the costs of obtaining patent protection, we may choose not to protect certain innovations that later turn out to be important. Furthermore, there is always the possibility, despite our efforts, that the scope of the protection gained will be insufficient or that an issued patent may be deemed invalid or unenforceable.

We may also seek to maintain certain intellectual property as trade secrets. The secrecy could be compromised by outside parties, or by our employees, which would cause us to lose the competitive advantage resulting from these trade secrets.

We may be unable to obtain the licenses or other proprietary rights necessary to implement our business plan.

We expect to be dependent upon the intellectual property and other resources of our technology providers.  We may be required to obtain licenses to certain intellectual property or other proprietary rights from such parties.  Such licenses or proprietary rights may not be made available under acceptable terms, if at all.  If we do not obtain required licenses or proprietary rights, we could encounter delays in product development or find that the deployment of technology and/or sale of services requiring such licenses are foreclosed.

Our stock price is volatile.

Transactions in our common stock are presently reported on the Pink Sheets.  The trading price of our common stock has been and may continue to be subject to wide fluctuations.  In the last twelve months transactions in our common stock have been reported as low as $0.14 and as high as $1.40.  The wide swings in the price of our common stock have not always been in response to factors that we can identify.  Factors that are likely to contribute to the volatility of the trading price of our common stock include, among others:

•	The relatively low volume of trading in our common stock;

•	The number of short positions in our common stock;

•	The control of the market for our common stock by very few participants;

•	The general unavailability of information about our company and our business;

•	Financial predictions and recommendations by stock analysts (or the absence thereof) concerning our company and other companies competing in our market;

•	Public announcements of technical innovations relating to our business, new products or services by us or our competitors, or acquisitions or strategic alliances by us or our competitors;

•	Public reports concerning our services or those of our competitors or concerning developments or trends; and

•	Operating and stock price performance of companies that investors or stock analysts may deem comparable to us.

We are unlikely to pay dividends on our common stock for the foreseeable future.

We have never declared or paid cash dividends on our capital stock.  We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business.  We do not anticipate paying any cash dividends in the foreseeable future, and it is unlikely that investors will derive any current income from ownership of our common stock.  This means that the potential for economic gain from ownership of our stock depends on appreciation of our common stock price and will only be realized by a sale of the common stock at a price higher than your purchase price.

We have the right to, and expect to, issue additional shares of stock without stockholder approval.

We have authorized capital of 395,000,000 shares of common stock.  As of December 21, 2010, 222,729,316 shares of our common stock were issued and outstanding.  Our board of directors has authority, without action or vote of our stockholders, to issue all or part of the authorized but unissued shares.  In addition, our Articles of Incorporation, as amended, permit our board of directors to create and issue one or more series of preferred stock, which may be convertible into shares of our common stock, and may be entitled to preferential rights with respect to dividends, voting, distributions or other matters.  Any such issuance of common or preferred stock will dilute the percentage ownership of our stockholders and may dilute the book value of outstanding shares of our common stock.

Item 2.	Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Estimates and Policies

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and judgments related to the application of certain accounting policies.

While we base our estimates on historical experience, current information and other factors deemed relevant, actual results could differ from those estimates.  We consider accounting estimates to be critical to our reported financial results if (i) the accounting estimate requires us to make assumptions about matters that are uncertain and (ii) different estimates that we reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have material impact on our financial statements.

We consider our policies for revenue recognition to be critical due to the continuously evolving standards and industry practice related to revenue recognition, changes which could materially impact the way we report revenues.  Accounting policies related to: fair value of financial instruments, trade accounts receivable, property and equipment, impairment of long-lived assets, track settlements and wagering deposits, stock-based compensation, and income taxes are also considered to be critical as these policies involve considerable subjective judgment and estimation by management.  Critical accounting policies, and our procedures related to these policies, are described below.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for current assets and current liabilities approximate fair value due to their short-term nature. The carrying amounts reported for long-term debt approximate fair value because the underlying instruments bear interest rates which approximate current market rates for obligations with similar terms.

Trade Accounts Receivable

Accounts receivable are stated at the amount we expect to collect.  We regularly review our accounts receivable and make provisions for potentially uncollectible balances.  Uncollectible balances are written off against the allowance after extensive efforts of collection and when balances are deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when cash is received.  A trade receivable is considered to be past due if any portion of the receivable balance has not been received by is within its normal terms.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the asset, which range from six to ten years.

Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Impairment of Long-lived Assets

We periodically review the carrying value of our long-lived assets in relation to historical results, as well as management’s best estimate of future trends, events and overall business climate. If such reviews indicate that the carrying value of such assets may not be recoverable, we will then estimate the future cash flows generated by such assets (undiscounted and without interest charges). If such future cash flows are insufficient to recover the carrying amount of the assets, then impairment is triggered and the carrying value of any impaired assets would then be reduced to fair value.

Track Settlements and Wagering Deposits

Track settlements and wagering deposits consist of amounts due to customers and/or tracks based on the outcome of bets placed.  In the case of settlement and reconciliation contracts, we record the liability when money is received from the payer and decreases the liability when the settlement is paid out to the payee. Under customer contracts wherein the customer agrees to pay us for access to pari-mutuel wagering pools with pari-mutuel tracks that we have contracts with, we record the liability when the outcome of bets placed are known and decrease the liability when the settlement is paid out to the tracks.

Revenue Recognition

Revenue from our various pari-mutuel operations are recognized when persuasive evidence of a contract arrangement exists, wherein the customer agrees to pay us for access to pari-mutuel wagering pools with pari-mutuel tracks that we have contracts with or to pay us for settlement and reconciliation services, the fee is fixed or determinable or the software has been delivered and fully installed at an internet OTB site, and collectability is probable.

Stock-Based Compensation

The cost of all share-based awards to employees, including grants of employee stock options and restricted stock, is recognized in the financial statements based on the fair value of the awards at grant date. The fair value of stock option awards is determined using the Black-Scholes valuation model on the date of grant. The fair value of restricted stock awards is equal to the market price of our common stock on the date of grant. The fair value of share-based awards is recognized as stock-based compensation expense on a straight-line basis over the requisite service period from the date of grant.

Income Taxes

We recognize an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.  Temporary differences will result in taxable or deductible amounts in future years when the amounts reported in the financial statements are recovered or settled. These deferred tax assets or liabilities are measured using the tax rates that are anticipated to be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided as necessary.

Discussion of Operating Results

The following discussion of our operating results explains material changes in our results of operations for the three and nine months ended September 30, 2010 and year ended December 31, 2009 compared to their respective prior periods. The discussion should be read in conjunction with the financial statements and related notes included elsewhere in this Form 10.

For The Three and Nine Month Periods ended September 30, 2010 and 2009

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations, financial condition, and cash flows, and should be read in conjunction with the condensed consolidated financial statements and notes thereto that are contained in this Form 10, as well as Management’s Discussion and Analysis of Financial Condition and Results of Operations For The Years Ended December 31, 2009 and 2008.

During the nine months ended September 30, 2010 and 2009, our revenues were $951,161 and $1,417,201, respectively.  During the nine months ended September 30, 2010, $891,161 of the revenue was generated from providing pari-mutuel hub and content services and $60,000 was provided by our settlement with Sol Mutuel.  Cost of sales during the nine months ended September 30, 2010 were $739,308 and gross profit was $211,853.  During the nine months ended September 30, 2009, $1,368,737 of the revenue was generated from providing pari-mutuel hub and content services, $18,428 from settlement and reconciliation services and $30,036 from sales and rental of equipment related to pari-mutuel wagering.  Cost of sales during the nine months ended September 30, 2009 was $1,147,674 and gross profit was $269,527.  Gross profit as a percent of revenue increased to 22.3% from 19.0%, this was principally caused by the Sol Mutuel settlement that had no costs of sales.  Sales decreased due to the termination of two pari-mutuel hub and content services contracts, one in the third quarter of 2009 and the other in the second quarter of 2010 offset by a new contract which began during the second quarter of 2009.

During the three months ended September 30, 2010 and 2009, our revenues were $237,465 and $563,034, respectively.  During the three months ended September 30, 2010, all of the revenue was generated from providing pari-mutuel hub and content services.  Cost of sales during the three months ended September 30, 2010 was $204,877 and gross profit was $32,588.  During the three months ended September 30, 2009, $565,718 of the revenue was generated from providing pari-mutuel hub and content services offset by a credit of $2,684 for rental of equipment related to pari-mutuel wagering.  Cost of sales during the three months ended September 30, 2009 was $462,337 and gross profit was $100,697.  Gross profit as a percent of revenue decreased to 13.7% from 17.9%, this was principally caused by increased volume at tracks where we have lower returns.  Sales decreased due to the termination of two pari-mutuel hub and content services contracts, one in the third quarter of 2009 and the other in the second quarter of 2010 offset by a new contract which began during the second quarter of 2009.

The net losses attributable to Global were $1,172,119 during the nine months ended September 30, 2010 and $1,017,351 during the nine months ended September 30, 2009.  Included in the losses were $121,271 and $340,685 of non-cash stock-based compensation and non-cash amortization of debt discount of $400,000 were incurred due to the beneficial conversion feature related to the 9% senior convertible promissory note in the amount of $400,000 and the cost related to the warrant to purchase 7,000,000 shares of our common stock, which were issued pursuant to the Securities Purchase Agreement, dated as of September 15, 2010, by and between us and BERMASE (see Note 1 to our unaudited consolidated financial statements). The increase in loss of approximately $155,000 for the nine months ended September 30, 2010 when compared to the nine months ended September 30, 2009 is attributed to $400,000 in non-cash amortization of debt discount and an approximate $58,000 decrease in gross profit associated with the change in revenue mix, offset by a $219,000 decrease in non-cash stock-based compensation, and an approximate $63,000 decrease in expenditures for research and development on our internet model.

The net losses attributable to Global were $765,963 during the three months ended September 30, 2010 and $237,248 during the three months ended September 30, 2009. Included in the losses were $134,169 and $9,577 of non-cash stock-based compensation during the three months ended September 30, 2010 and 2009, respectively. Also during the three months ended September 30, 2010 non-cash amortization of debt discount of $400,000 were incurred due to the beneficial conversion feature related to the 9% senior convertible promissory note in the amount of $400,000 and the cost related to the warrant to purchase 7,000,000 shares of our common stock, which were issued pursuant to the Securities Purchase Agreement, dated as of September 15, 2010, by and between us and BERMASE (see Note 1 to our unaudited consolidated financial statements).  The increase in loss of approximately $529,000 for the three months ended September 30, 2010 when compared to the three months ended September 30, 2009 is attributed to $400,000 in non-cash amortization of debt discount and an approximate $134,000 increase in non-cash stock-based compensation.

We spent approximately $72,000 on the development of our internet software model and the investigation of a possible expanded pari-mutuel gaming platform during the three months ended September 30, 2010 and spent approximately $68,000 on the development of our internet software model during the three months ended September 30, 2009.

For The Years Ended December 31, 2009 and 2008

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of our results of operations, financial condition, and cash flows.  The discussion should be read in conjunction with our audited financial statements and notes thereto included elsewhere in this Form 10.

During the years ended December 31, 2009 and 2008, our revenues were $1,837,615 and $1,225,590, respectively.  During the year ended December 31, 2009, $1,789,151 of the revenue was generated from providing pari-mutuel hub and content services, $18,428 from settlement and reconciliation services and $30,036 from sales and rental of equipment related to pari-mutuel wagering.  During the year ended December 31, 2008, $922,202 of the revenue was generated from providing pari-mutuel hub and content services, $256,325 from settlement and reconciliation services and $47,063 from sales and rental of equipment related to pari-mutuel wagering.  Revenues generated during the year ended December 31, 2009 were approximately $612,000 more than revenues generated during the year ended December 31, 2008 due primarily to a $710,000 increase in revenues from a new contract with an OTB operation, a $116,000 increase from call-in business, and a $98,000 increase from a new contract with a high volume bettor.  These increases were offset by a reduction in revenues of $238,000 due to a decrease in volume processed with our settlement and reconciliation customer, Sol Mutuel, and the eventual termination of that contract (see Note 9 to our audited consolidated financial statements), a $57,000 decrease in volume from previously existing customers, and a $17,000 decrease in sales and rental of equipment associated with pari-mutuel wagering.

Cost of sales during the year ended December 31, 2009 was $1,492,876 and gross profit was $344,739.  Cost of sales during the year ended December 31, 2008 was $830,481 and gross profit was $395,109.  During the year ended December 31, 2009, cost of sales was 81.2% of revenue as compared to 67.8% of revenue during year ended December 31, 2008.  This change is attributed to the reduction in settlement and reconciliation revenue from $256,325 during the year ended December 31, 2008 to $18,428 during the year ended December 31, 2009.  Cost of sales associated with settlement and reconciliation revenue was minimal.  Settlement and reconciliation revenue declined due to the termination of the contract with Sol Mutuel (see Note 9 to our audited consolidated financial statements).

The net losses attributable to Global were $1,320,631 during the year ended December 31, 2009 and $1,523,925 during the year ended December 31, 2008.  Included in the losses were $345,855 and $241,058 of non-cash stock-based compensation during the years ended December 31, 2009 and 2008, respectively.  Also included in the loss for the year ended December 31, 2008, was non-cash costs of $630,993 related to the issuance of common stock as an incentive for the conversion of promissory notes and for consulting services. The decrease in loss of approximately $203,000 for the year ended December 31, 2009 when compared to the year ended December 31, 2008 is attributed to an approximate $105,000 increase in non-cash stock-based option compensation, an approximate $188,000 increase in expenditures for research and development on our internet model, an approximate $70,000 increase in the provision for doubtful accounts , an approximate $77,000 increase in costs to acquire track data, an approximate $50,000 reduction in gross profit associated with the change in revenue mix, offset by an approximate $547,000 reduction in expenses associated with an incentive given to convert notes to common stock, an approximate $90,000 reduction in costs associated with the settlement of accounts payable through the issuance of common stock and an approximate $52,000 reduction of consulting expenses associated with raising capital.

We employed a software development firm to complete the development of our internet software model to enable us to accept online wagering on horse and dog races.  This software model was completed and launched and we have begun to accept live wagers over the internet on a limited scale.  We spent approximately $241,000 on the development of this software during the year ended December 31, 2009.

Liquidity and Capital Resources

The accompanying consolidated financial statements for the years ended December 31, 2009 and 2008 have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. We have continuing net losses and negative cash flows from operating activities. In addition, we have deficiencies in working capital and stockholders’ equity as of the balance sheet dates.  These conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. These circumstances caused our independent registered public accounting firm to include an explanatory paragraph in their report dated December 20, 2010 regarding their concerns about our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to deploy technology for our core businesses that generates sufficient revenue and cash flows to meet our obligations and on our ability to obtain additional financing or sell assets as may be required to fund current operations. Management’s plans include generating income from our various pari-mutuel licensing and operational programs to permit us to generate sufficient cash flows to continue as a going concern. There is no assurance these plans will be realized.

To date, we have financed our operations primarily through private placements of the sale of our common stock and the issuance of convertible notes in private offering transactions that were exempt from the registration requirements of the Securities Act.  During the nine months ended September 30, 2010, we raised $520,000 from borrowings and $300,000 from the sale of common stock.  During the nine months ended September 30, 2009, we raised $70,000 from borrowings.  We used cash in operating activities of $643,888 and $96,604 during the nine months ended September 30, 2010 and 2009, respectively.  During the years ended December 31, 2009 and 2008, we raised $292,562 from the sale of IRP joint venture units, borrowings and the exercise of stock options and $108,750 from issuance of common stock and borrowings, respectively.  We used cash in operating activities of $219,334 and $111,056 during the years ended December 31, 2009 and 2008, respectively.  We used $8,441 during the year ended December 31, 2008, to purchase equipment.  Our working capital and other capital requirements for the next twelve months will vary based upon a number of factors, including the period required to bring our proposed services to commercial viability, the level of sales and marketing costs for our products and services, and the amounts we invest in strategic relationships.  However, because several factors related to the growth of our operations remain outside of our control, there can be no assurance we will achieve commercial viability on our anticipated timeline.

We believe that existing funds, funds generated from our operations, plus those we raise from borrowings and sales of investments will be sufficient to support our operations for the next twelve months.  However, it is possible we will not be able to maintain our core services through such period or that we will not raise sufficient additional funds from asset sales and borrowings to cover operational expenses.  Under those circumstances, we will need to obtain additional funding to support our operations.  Because we have no contractual commitments with respect to any of these initiatives, there can be no assurance that additional funds for operations will be available on commercially reasonable terms or in the necessary amounts.  Our inability to obtain any needed additional financing would have a material adverse effect on us, including possibly requiring us to significantly curtail our operations.

As a result of the consummation of the transactions contemplated by the Contribution Agreement with BERMASE and its members that occurred on December 21, 2010, we acquired approximately $2,000,000 in cash contained in BERMASE’s bank accounts at the time of closing.

Off-Balance Sheet Arrangements

None.

Item 3.	Properties

We do not own any real property.  As a result of our entry into the Consulting Agreement, we have access to office space in New York, New York to use as our corporate headquarters.  This space is approximately 1,750 square feet.  We maintain an office in Chandler, Arizona.  Our lease arrangements for such office are informal and terminable at any time.  We also rent co-location facilities in Antigua on an informal month-to-month basis. We believe that there is sufficient office space available at favorable leasing terms both to replace existing office space and to satisfy any additional needs we may have as a result of future expansion.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The following table shows the beneficial ownership of shares of our common stock as of December 21, 2010 known by us through transfer agent records, held by: (i) each person who beneficially owns 5% or more of the shares of common stock then outstanding; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our directors and executive officers as a group.

The information in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Exchange Act.  To our knowledge and unless otherwise indicated, each stockholder has sole voting power and investment power over the shares listed as beneficially owned by such stockholder, subject to community property laws where applicable.  Percentage ownership is based on 222,729,316 shares of common stock outstanding as of December 21, 2010.

Name and Address of Beneficial Owner	Number of Shares (1)		Percentage of Class (2)

AVON ROAD BERMASE I LLC 4446 State Route 42, Suite B Monticello, New York 12701	69,507,174		31.21%

AVON ROAD BERMASE II LLC 4446 State Route 42, Suite B Monticello, New York 12701	44,507,174		19.98%

JAF-NH, LLC c/o JAF Advisory, LLC 445 Old Academy Road Fairfield, Connecticut 06824	49,671,450		22.30%

Directors and Named Executive Officers
R. Jarrett Lilien (3)	-		-
Richard D. Taylor (4)	-		-
James A. Egide (5)	5,544,309	(5)	2.48%
Michael D. Bard (6)	965,000	(6)	*
Joel A. Asen (7)	49,671,450	(7)	22.30%
Robert A. Berman (8)	149,014,348	(8)	66.90%
Jeffrey P. Camp (9)	2,000	(9)	*
All officers and directors as a group (8 persons) (10)	204,216,107		91.40%
___________________
*           Less than 1%.

(1)
Beneficial ownership as a percentage of the class for each person holding options, warrants or other rights exercisable within 60 days of December 21, 2010 has been calculated as though shares of our common stock subject to such options were outstanding.  However, such shares have not been deemed outstanding for the purpose of calculating the percentage of the class owned by any other person.

(2)
The percentage indicated represents the number of shares of our common stock, warrants and options exercisable within 60 days held by the indicated stockholder divided by the sum of (a) the number of shares subject to warrants and options exercisable by such stockholder within 60 days and (b) 222,729,316 which is the number of shares of our common stock issued and outstanding as of December 21, 2010.

(3)	R. Jarrett Lilien’s business address is 500 Fifth Avenue, Suite 810, New York, New York 10110.

(4)	Richard Taylor’s business address is Highams Farm, Goldhanger Road, Goldhanger, Essex, CM9 8AL, United Kingdom.

(5)
Includes (i) 4,759,309 shares of our common stock; (ii) stock options to purchase 700,000 shares of our common stock and (iii) 85,000 shares of our common stock beneficially owned by Mr. Egide’s wife.  Does not include (i) 2,648,642 shares of our common stock beneficially owned by Heritage Limited, a trust created for the benefit of Mr. Egide’s family, because the voting and disposition of such shares are held by an independent trustee, or (ii) 1,701,477 shares of our common stock beneficially owned by AMEJ Foundation, a non-profit foundation established by Mr. Egide on behalf of his deceased daughter.  Although Mr. Egide serves as a director of AMEJ Foundation and participates in decisions regarding the voting and disposition of shares of common stock owned by AMEJ Foundation, he disclaims any beneficial interest in such shares.  Mr. Egide’s business address is 1231 West Honeysuckle Lane, Chandler, Arizona 85248. Mr. Egide resigned from his position as our chief executive officer effective as of December 7, 2010, but retained his position as a member of our board of directors.

(6)
Includes (i) 415,000 shares of our common stock and (ii) stock options to purchase 550,000 shares of our common stock. Michael D. Bard’s business address is P.O Box 753, Stowe, Vermont 05672.  Mr. Bard resigned from his position as our chief financial officer and a member of our board of directors effective as of December 7, 2010, but is included in this table because he was a Named Executive Officer (as hereinafter defined) for the fiscal year ended December 31, 2009.

(7)
As the manager of JAF-NH, LLC, Joel A. Asen may be deemed to beneficially own the shares of our common stock owned directly by JAF-NH, LLC.  Mr. Asen disclaims beneficial ownership of such shares except to the extent of his equity interest therein. Mr. Asen’s business address is 445 Old Academy Road, Fairfield, Connecticut 06824.

(8)
Includes (i) 30,000,000 shares of our common stock owned directly by Robert A. Berman; (ii) 69,507,174 shares of our common stock owned by AVON ROAD BERMASE I LLC; (iii) 44,507,174 shares of our common stock owned by AVON ROAD BERMASE II LLC and (iv) 5,000,000 shares of our common stock owned by Upper Hudson Holdings, LLC.  As the general partner of the sole member of AVON ROAD BERMASE I LLC, the managing member of AVON ROAD BERMASE II LLC and a manager of Upper Hudson Holdings, LLC, Mr. Berman may be deemed to beneficially own the shares of our common stock owned directly by AVON ROAD BERMASE I LLC, AVON ROAD BERMASE II LLC and Upper Hudson Holdings, LLC.  Mr. Berman disclaims beneficial ownership of such shares except to the extent of his equity interest therein. Mr. Berman’s business address is 4446 State Route 42, Suite B, Monticello, New York 12701.

(9)
Includes 2,000 shares of our common stock owned directly by JC Opportunities Fund I LLC.  As the sole member of JC Opportunities Fund I LLC, Jeffrey P. Camp may be deemed to beneficially own the shares of our common stock owned directly by JC Opportunities Fund I LLC.  Mr. Camp disclaims beneficial ownership of such shares except to the extent of his equity interest therein. Mr. Camp’s business address is 7621 Fisher Island Drive, Miami, Florida 33109.

(10)	Includes: (i) R. Jarrett Lilien; (ii) J. Leslie Whiteford; (iii) Richard D. Taylor; (iv) Stephen Ferrando; (v) Joel A. Asen; (vi) Robert A. Berman; (vii) Jeffrey P. Camp and (viii) James A. Egide.

Item 5.	Directors and Executive Officers

Directors and Executive Officers

Each director serves until the next annual meeting of the stockholders and until his successor is duly elected and qualified.  Information regarding our directors and executive officers is set forth below:

NAME	AGE	POSITION
R. Jarrett Lilien	48	Chief Executive Officer, Director
J. Leslie Whiteford	53	Chief Financial Officer
Richard D. Taylor	58	Chief Operating Officer, Director
Stephen Ferrando	51	Chief Information Officer
Joel A. Asen	59	Director
Robert A. Berman	51	Director, Chairman of the Board
Jeffrey P. Camp	41	Director
James A. Egide	76	Director

R. JARRETT LILIEN has served as our chief executive officer and a member of our board of directors since December 7, 2010.  Mr. Lilien is also a founder and managing partner and has served as chief executive officer of Bendigo Partners, a private investment and incubation firm that focuses on opportunities in global, technology-driven financial services, since its inception in May 2008.  From 1999 to April 2008, Mr. Lilien served in various capacities with E*TRADE Financial Corporation, a financial services company that provides online brokerage and related products and services primarily to individual retail investors, including as president and chief operating officer from March 2003 to April 2008, as a director from November 2006 to April 2008, and as acting chief executive officer from November 2007 to March 2008.  Mr. Lilien holds a Bachelor of Arts degree in economics from the University of Vermont. Mr. Lilien was appointed to our board of directors pursuant to the terms of the Consulting Agreement.  We believe that Mr. Lilien is qualified to sit on our board of directors because of his extensive leadership experience in the technology-driven financial services industry.

J. LESLIE WHITEFORD has served as our chief financial officer since December 7, 2010.  Mr. Whiteford has been a partner of Bendigo Partners, a private investment and incubation firm that focuses on opportunities in global, technology-driven financial services, since January 2009.  Previously, Mr. Whiteford served as managing director and chief executive officer of IL&FS Investsmart Limited, an India-based investment advisory, brokerage and distribution services company, from May 2007 to November 2008, and in various capacities with, including as executive vice president of finance in capital markets of, E*TRADE Financial Corporation, a financial services company that provides online brokerage and related products and services primarily to individual retail investors, from 1999 to April 2007.  Mr. Whiteford is a member of the Institute of Chartered Accountants of Scotland and holds a Bachelor of Law degree from the University of Dundee in the United Kingdom.

RICHARD D. TAYLOR has served as our chief operating officer and a member of our board of directors since December 7, 2010.  Mr. Taylor has been a partner of Bendigo Partners, a private investment and incubation firm that focuses on opportunities in global, technology-driven financial services, since May 2009. From 1999 to April 2009, Mr. Taylor served in various capacities with E*TRADE Financial Corporation, a financial services company that provides online brokerage and related products and services primarily to individual retail investors, including as managing director, global head of operations, from February 2005 to April 2009.  Mr. Taylor was appointed to our board of directors pursuant to the terms of the Consulting Agreement.  We believe that Mr. Taylor is qualified to sit on our board of directors because of his 40 years of leadership experience working in the financial services industry and extensive experience operational experience.

STEPHEN FERRANDO has served as our chief information officer since December 7, 2010.  Mr. Ferrando has been a partner of Bendigo Partners, a private investment and incubation firm that focuses on opportunities in global, technology-driven financial services, since January 2009. Previously, Mr. Ferrando was a founder and served as chief executive officer of dbConcert, Inc., a technology solutions provider with a focus in the financial services industry, from October 2001 to December 2008.  Prior to founding dbConcert, he was the managing director of international technology at E*TRADE Financial Corporation from August 1999 to August 2001.

JOEL A. ASEN has served as a member of our board of directors since September 2010.  Since June 2003, Mr. Asen has served as a manager of PLASE Capital Group, LP, an investment vehicle which is a portfolio company of Apollo Investment Fund V, LP, an affiliate of Apollo Management, a private equity fund.  Since May 1992, Mr. Asen has served as president of Asen Advisory, a strategic and financial advisory services company.  Previously, Mr. Asen served as managing director, head of direct investments, at Whitehead Sterling, an asset management firm, from 1991 to 1992, as managing director, head of merchant banking, at Paine Webber, Inc., a stock brokerage and asset management company, from 1990 to 1991 and as managing director, mergers and acquisitions, at Drexel Burnham Lambert Incorporated, an investment banking firm, from 1988 to 1990.  Mr. Asen was appointed to our board of directors in accordance with the terms of the Securities Purchase Agreement, dated as of September 15, 2010, by and between us and BERMASE. We believe that Mr. Asen is qualified to sit on our board of directors because of his extensive experience in the strategic and financial advisory services industries.

ROBERT A. BERMAN has served as a member of our board of directors since September 2010.  Mr. Berman was appointed chairman of the board in December 2010.  Since 2005, Mr. Berman has served as Chairman and Chief Executive Officer of Upper Hudson Holdings, LLC, a financial services company.  Previously, Mr. Berman served in the positions of Chairman of the Board, Vice Chairman of the Board and Chief Executive Officer of Empire Resorts, Inc., a company that owns and operates Monticello Casino and Raceway, a video gaming machine and harness horse racing facility.  From 1994 to 2000, Mr. Berman was the Managing Director of Watermark Investments Limited, where he oversaw a number of private partnerships investing in real estate, technology and basic industries.  From 1998 to 1999, Mr. Berman was Vice Chairman and a director of Executone Information Systems, a telecommunications company, and from 1995 to 1999, Mr. Berman was Chairman of the Board and Chief Executive Officer of Hospitality Worldwide Services, Inc., a hotel services company.  Mr. Berman was appointed to our board of directors in accordance with the terms of the Securities Purchase Agreement, dated as of September 15, 2010, by and between us and BERMASE.  We believe that Mr. Berman is qualified to sit on our board of directors because of his extensive senior-level management experience and background in the horse racing industry.

JEFFREY P. CAMP has served as a member of our board of directors since December 7, 2010.  Mr. Camp has served as managing partner of Jodocus Capital LLC, a privately held investment firm since June 2007. Previously, Mr. Camp was a partner and member of the management committee of Partner Fund Management, L.P., an investment management company, from July 2004 to March 2007 based in London.  And prior to that was a principal in Andor Capital Management from April 2001 to June 2004.  From 1994 to 2001, Mr. Camp was employed at Morgan Stanley where he was a Managing Director, and where he was based in Tokyo, Hong Kong, New York and London.  Mr. Camp was appointed to our board of directors pursuant to the terms of the Consulting Agreement.  We believe that Mr. Camp is qualified to sit on our board of directors because of his 20 years of experience in the financial sector and extensive high-level experience in the financial services industry.

JAMES A. EGIDE is our founder and has served as a member of our board of directors since our inception in 1997.  Previously, Mr. Egide served as Chairman of the Board from 1997 to December 6, 2010, and as Chief Executive Officer from September 2005 to December 6, 2010. From 1990 until 2000, Mr. Egide served as a director of Digital Courier Technologies, Inc., an internet payment processor, and from April 1998 to July 2000, Mr. Egide served as Chairman of the Board and Chief Executive Officer of that company.  During this period, he also helped structure the MasterCard and Visa acquiring programs at St. Kitts National Bank.  From 1989 to 1998, Mr. Egide was actively involved in managing his personal investments in several national and international businesses.  Previously, he served as Chief Executive Officer and Chairman of the Board of Carme, Inc., a publicly traded company engaged in the manufacture and distribution of hair and skin care products, which he founded in 1978.  Carme, Inc. was sold in 1989. Mr. Egide has been an owner of thoroughbreds since 1980, and his horses have won the William P. Kyne Handicap, California Derby and Bay Meadows Derby.  We believe that Mr. Egide is qualified to sit on our board of directors because of his over 30 years of high-level management experience and his experience as our founder, our Chairman for 13 years and our Chief Executive Officer for five years.

Item 6.	Executive Compensation

Summary Compensation Table

The following table sets forth all compensation awarded to, paid to or earned by the following types of executive officers (the “Named Executive Officers”) for each of our last two completed fiscal years: (i) each individual who served as, or acted in the capacity of, our principal executive officer for the fiscal year ended December 31, 2009; and (ii) each of our other most highly compensated executive officers whose total annual compensation and bonus exceeded $100,000 for the fiscal year ended December 31, 2009.

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)		Option Awards ($) (6)		Total ($)
James A. Egide, Chairman of Board and Chief Executive Officer (9)	2009	120,000	(2)	51,000	(7)	171,000
	2008	120,000	(3)	-		120,000

Michael D. Bard, Chief Financial Officer (9)	2009	96,000	(4)	51,000	(8)	147,000
	2008	90,000	(5)	-		90,000

(1)	Represents amounts of compensation for consulting services accrued and not amounts paid.

(2)
Mr. Egide’s compensation for the fiscal year ended December 31, 2009 was paid (i) by the issuance of notes, $50,000 principal amount, (ii) by the issuance of common stock with aggregate value of $49,136 and (iii) $20,864 in cash.

(3)	Mr. Egide’s compensation for the fiscal year ended December 31, 2008 was paid by issuance of notes, $85,200 principal amount, and $34,800 in cash.

(4)
Mr. Bard’s compensation for the fiscal year ended December 31, 2009 was paid by the issuance of common stock with aggregate value of $22,000 and $60,500 in cash.  Included an accrual of $13,500 of his compensation for the fiscal year ended December 31, 2009.

(5)	Mr. Bard’s compensation for the fiscal year ended December 31, 2009 included an accrual of $4,000 of compensation.

(6)
The amounts in this column reflect the total grant date fair value computed in accordance with Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R)) for options to purchase shares of our common stock.  For a full discussion of the assumptions and methodology employed in determining the grant date fair value attributable to stock options granted during 2009 and 2008, please refer to Note 6 to our audited consolidated financial statements included in this Form 10.

(7)
An option to purchase 100,000 shares of our common stock at $0.75 per share was granted to Mr. Egide on May 12, 2009 and became exercisable on that date.  The option expires three years from date of grant.

(8)
An option to purchase 100,000 shares of our common stock at $0.75 per share was granted to Mr. Bard on May 12, 2009 and became exercisable on that date.  The option expires three years from date of grant.

(9)	In accordance with the Consulting Agreement, Messrs. Egide and Bard resigned as our chief executive officer and our chief financial officer, respectively, effective as of December 7, 2010.

Outstanding Equity Awards at Fiscal Year-End Option Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
James A. Egide, Chairman of Board and Chief Executive Officer (7)	100,000	(1)	-	-	$0.75	May 12, 2012
	500,000	(2)	-	-	$0.60	June 22, 2017
	100,000	(3)	-	-	$0.35	March 16, 2016

Michael D. Bard, Chief Financial Officer (7)	100,000	(4)	-	-	$0.75	May 12, 2012
	100,000	(5)	-	-	$0.60	June 22, 2017
	100,000	(6)	-	-	$0.35	March 16, 2016

(1)	Options to purchase 100,000 shares of our common stock were exercisable on May 12, 2009.

(2)	Options to purchase 500,000 shares of our common stock were exercisable on June 22, 2007.

(3)	Options to purchase 50,000 shares of our common stock were exercisable on March 16, 2006 and options to purchase 50,000 shares of our common stock were exercisable on March 16, 2007.

(4)	Options to purchase 100,000 shares of our common stock were exercisable on May 12, 2009.

(5)	Options to purchase 100,000 shares of our common stock were exercisable on June 22, 2007.

(6)	Options to purchase 50,000 shares of our common stock were exercisable on March 16, 2006 and options to purchase 50,000 shares of our common stock were exercisable on March 16, 2007.

(7)	In accordance with the Consulting Agreement, Messrs. Egide and Bard resigned as our chief executive officer and our chief financial officer, respectively, effective as of December 7, 2010.

Employment Agreements and Change of Control Arrangements

We have not entered into any employment agreements or change of control agreements with our executive officers.  On December 7, 2010, we entered into the Consulting Agreement with Bendigo, in accordance with which we granted Bendigo an option to purchase 56,799,828 shares of our common stock at an exercise price of $1.44, which expires on December 6, 2015.  The option vests and becomes exercisable over the two-year period following the grant date and is not exercisable prior to June 21, 2011. In the event of a change in control (as defined in our 2010 Nonqualified Stock Option Plan), the option will become fully vested and exercisable and Bendigo will be afforded an opportunity to exercise its option immediately prior to the occurrence of the change in control (and conditioned upon the consummation of the change in control) so.

Compensation of Directors

	Director Compensation

Name	Fees Earned or Paid in Cash ($)	Options Awards ($)(1)		All Other Compensation ($)		Total ($)
Keith Cannon (5)	-	51,000	(2)	-		51,000

Joseph Neglia (5)	-	51,000	(3)	45,000	(4)	96,000

(1)
The amounts in this column reflect the total grant date fair value computed in accordance with Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R)) for options to purchase shares of our common stock.  For a full discussion of the assumptions and methodology employed in determining the grant date fair value attributable to stock options granted during 2009, please refer to Note 6 to our audited consolidated financial statements included in this Form 10.

(2)	An option to purchase 100,000 shares of our common stock at $0.75 per share was granted on May 12, 2009 and became exercisable on that date. The option expires three years from date of grant.

(3)	An option to purchase 100,000 shares of our common stock at $0.75 per share was granted on May 12, 2009 and became exercisable on that date. The option expires three years from date of grant.

(4)	Mr. Neglia received consulting fees totaling $45,000 for services he performed for us, but unrelated to his duties as a director.

(5)	In accordance with the Consulting Agreement, Messrs. Cannon and Neglia resigned as members of our board of directors, effective as of December 7, 2010.

Currently, we do not compensate non-employee directors.  We may provide stock options or other compensation to directors and officers in order to align the interests of these key personnel with our overall interests.  All directors are eligible to participate in our 2000 Stock Option Plan.  On December 7, 2010, we granted Jeffrey P. Camp a stock option to purchase 709,998 shares of our common stock under our 2010 Non-Qualified Stock Option Plan.  An additional independent director will be designated in accordance with the Consulting Agreement, and such director, when appointed, will also receive a stock option to purchase 709,998 shares of our common stock.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

On January 8, 2008, we issued a $75,000, 10% convertible promissory note to Ann Marie Egide Judice Foundation (“AMEJ”), a greater than 5% stockholder at the time of the transaction, in exchange for $73,750 in cash and $1,250 in expenses.  The maturity date on this note was January 31, 2009.  On September 10, 2008, we issued 179,167 shares of our common stock to AMEJ, for (i) the conversion of $75,000 of notes payable into 125,000 shares of our common stock at a conversion price of $0.60 per share, (ii) the settlement of $5,625 of accrued interest related to the notes payable into 9,375 shares valued at share price of $0.60 per share, and (iii) an incentive of 44,792 shares of our common stock to convert the notes payable to common stock valued at $1.25 per share.

On June 24, 2008, we issued a $30,000, 10% convertible promissory note to AMEJ to settle accounts payable of $30,000.  The maturity date on this note was January 31, 2010 and the note was convertible into shares of our common stock at $0.90 per share.  On December 24, 2008, we issued a $20,000, 8% convertible promissory note to AMEJ to repay $20,000 in cash advances. The maturity date on this note was June 30, 2010 and the note was convertible into shares of our common stock at $0.90 per share.  In December 2009, AMEJ exchanged both of these notes for two IRP joint venture units, which were comprised of an aggregate of $40,000, 8% notes payable that mature on December 31, 2012 and a $10,000 unsecured investment in the IRP.  In September 2010, AMEJ exchanged its two IRP joint venture units for 200,000 shares of common stock at $0.20 per share and $10,000 in cash.

On September 8, 2008, we issued a $35,000, 10% convertible promissory note to Heritage Trust (“Heritage”), a greater than 5% shareholder at the time of the transaction, in exchange for $35,000 in cash.  This note was convertible into shares of our common stock at $1.00 per share with a maturity date of January 31, 2010. In December 2009, Heritage exchanged this note and $15,000 from a $120,000 convertible note issued in October 2009 with a maturity date of April 27, 2011, for two IRP joint venture units, which were comprised of an aggregate of $40,000 8% notes payable that mature on December 31, 2012 and a $10,000 unsecured investment in the IRP.  In September 2010, Heritage exchanged its two IRP joint venture units for 200,000 shares of common stock at $0.20 per share and $10,000 in cash.

On September 10, 2008, we issued 143,333 shares of our common stock to AMEJ for (i) the conversion of $50,000 of notes payable dated September 30, 2007 into 100,000 shares of our common stock at a conversion price of $0.50 per share, (ii) the settlement of $3,750 of accrued interest related to the notes payable into 7,500 shares of common stock valued at $0.50 per share, and (iii) an incentive of 35,833 shares of our common stock to convert the notes payable into common stock valued at $1.25 per share.

On September 10, 2008, we issued 501,667 shares of our common stock to RKC Matador Fund, LLC (“RKC”), an entity controlled by an immediate family member of Keith Cannon, a former director, for (i) the conversion of $175,000 of notes payable dated October 25, 2007 into 350,000 shares of our common stock at a conversion price of $0.50 per share, (ii) the settlement of $13,125 of accrued interest related to the notes payable into 26,250 shares valued at share $0.50 per share, and (iii) an incentive of 125,417 shares of our common stock to convert the notes payable to common stock valued at $1.25 per share.

On September 10, 2008, we issued 926,204 shares of our common stock to James A, Egide, our then chairman and chief executive officer, for (i) the conversion of $323,094 of notes payable into 646,189 shares of our common stock at conversion prices between $0.50 and $0.60 per share, (ii) the settlement of $24,232 of accrued interest related to the notes payable into 48,464 shares valued at share prices between $0.50 and $0.60 per share, and (iii) an incentive of 231,551 shares of our common stock to convert the notes payable to common stock valued at $1.25 per share.

On December 24, 2008, we issued a 8% convertible promissory note, $40,000 principal amount (the “December 2008 Note”), to Mr. Egide, in respect of a $40,000 loan to us by Mr. Egide to settle accounts payable.  The maturity date on the December 2008 Note was June 30, 2010 and it was convertible into shares of our common stock at $0.90 per share.

On March 12, 2009, we issued a $25,000, 8% promissory note to RKC in exchange for $25,000 in cash.  The maturity date on this note was December 12, 2009 and the note was convertible into shares of our common stock at $0.90 per share.  In December 2009, RKC exchanged this note for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP.  In September 2010, RKC exchanged its one IRP joint venture unit for 100,000 shares of common stock at $0.20 per share and $5,000 in cash.

On March 12, 2009, we issued options to purchase 25,000 shares of our common stock to RKC at an exercise price of $1.00 per share.  These options vested immediately and expired on March 12, 2010.

On April 1, 2009, we issued a $25,000, 8% convertible promissory note to RKC,  in exchange for cash.  The maturity date on this note was March 31, 2010 and the note was convertible into shares of our common stock at $0.90 per share.  The note and the accrued interest of $4,071were satisfied on August 10, 2010 through the issuance of 145,356 shares of our common stock.

On April 1, 2009, we issued a $20,000, 8% convertible promissory note to Keith Cannon, a then member of our board of directors, in exchange for $20,000 in cash.  The maturity date on this note was March 31, 2010 and the note was convertible into shares of our common stock at $0.90 per share.  In December 2009, Mr. Cannon exchanged this note and $5,000 in cash for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP. In September 2010, this note was converted into 100,000 shares of common stock and $5,000 in cash.

On April 20, 2009, we issued a 8% convertible promissory note, $30,000 principal amount (the “April 2009 Note”), to Mr. Egide in respect of $30,000 of consulting fees due to Mr. Egide for the period January 1 through March 31, 2009.  The maturity date on the April 2009 Note was April 20, 2010 and it was convertible into shares of our common stock at $0.90 per share.

On May 12, 2009, we issued options to purchase an aggregate of 500,000 shares of our common stock to Mr. Egide (100,000 shares), Michael D. Bard (100,000 shares), our then chief financial officer and a member of our board of directors, Bruce Bendict (100,000 shares), a significant employee, Keith Cannon (100,000 shares), a then member of our board of directors, and  Joseph Neglia (100,000 shares), a then member of our board of directors, each at an exercise price of $0.75 per share. These options vested immediately and expire on May 12, 2012.

On September 30, 2009, we issued 218,246 shares of our common stock at $0.35 per share to our officers in respect of $76,386 in past due consulting services. Mr. Egide received 140,389 shares to pay $49,136 in past due consulting fees, Mr. Bard received 62,857 shares to pay $22,000 in past due consulting fees and Mr. Benedict received 15,000 shares to pay $5,250 in past due consulting fees.

On October 27, 2009, we issued a $120,000, 8% convertible promissory note to Heritage in exchange for $100,000 in cash and prepaid interest of $20,000.  The maturity date on this note is April 27, 2011.  This note was convertible into shares of our common stock at $0.40 per share.  In December 2009, Heritage exchanged $15,000 of this note for the acquisition of IRP joint venture units.   The note was satisfied on August 10, 2010 through the issuance of 525,000 shares of our common stock.

In December 2009, Mr. Egide exchanged the December 2008 Note and the April 2009 Note, totaling $70,000 in principal amount, $4,938 in accrued and unpaid interest and a $62 cash payment, for three IRP joint venture units, which were comprised of an aggregate of $60,000, 8% notes payable that mature on December 31, 2012 (the “First December 2009 Note”) and a $15,000 unsecured investment in the IRP. In September 2010, the First December 2009 Note and $15,000 unsecured investment in the IRP were settled with 300,000 shares of our common stock and $15,000 in cash.

In December 2009, we issued one IRP joint venture unit to Joseph Neglia, a then member of our board of directors, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP in exchange for $15,000 in cash and an informal commitment to pay the balance due of $10,000.  In January 2010, we received the additional cash. In September 2010, this note was converted into 100,000 shares of our common stock and $5,000 in cash.

On December 31, 2009, we issued a $20,000, 8% promissory note (the “Second December 2009 Note”), to Mr. Egide in respect of $20,000 of consulting fees owed to Mr. Egide for the period October 1 through December 31, 2009. The maturity date on this note was January 31, 2011.  On August 10, 2010, the Second December 2009 Note and $969 of accrued interest was converted into 104,845 shares of our common stock.

On June 30, 2010, we issued a $50,000, 8% convertible promissory note (the “June 2010 Note”) to Mr. Egide in respect of $50,000 of consulting fees owed to Mr. Egide for the period February 1 through June 30, 2010.  The maturity date on the June 2010 Note was June 30, 2011 and it was convertible into shares of our common stock at $0.20 per share.  On August 10, 2010, the June 2010 Note and $438 of accrued interest were converted into 252,190 shares of our common stock.

On August 10, 2010, we issued 285,000 shares of our common stock at $0.20 per share to our officers in respect of $57,000 in past due consulting services. Mr. Bard received 180,000 shares to pay $36,000 in past due consulting fees and Mr. Benedict received 105,000 shares to pay $21,000 in past due consulting fees.

On December 31, 2007, we issued a $50,000, 10% convertible promissory note (the “December 2007 Note”), to Mr. Egide to satisfy a $50,000 loan to us by Mr. Egide. The maturity date on the December 2007 Note was January 31, 2010 and it was convertible into shares of our common stock at $0.20 per share. On August 10, 2010, Mr. Egide converted the December 2007 Note and accrued interest of $13,027 into 315,135 shares of our common stock.

On August 10, 2010, we granted options to purchase an aggregate of 400,000 shares of our common stock Michael D. Bard (250,000 shares), our then chief financial officer and a member of our board of directors, and Bruce Bendict (150,000 shares), a significant employee, each at an exercise price of $0.20 per share. These options vested immediately and expire on August 10, 2012.

On October 13, 2010, we issued a $15,000, 9% convertible promissory note (the “October 2010 Note”) to Mr. Egide in exchange for $15,000 in cash.  The maturity date on the October 2010 Note was October 13, 2011.  The October 2010 Note was settled on December 10, 2010.

On December 7, 2010, we entered into the Contribution Agreement with BERMASE and its members, which at the time were AVON I, AVON II and JAF-NH.  Joel A. Asen, a member of our board of directors, is a manager of JAF-NH, and Robert A. Berman, a director and our non-executive chairman of the board, is the general partner of the sole member of AVON I and the managing member of AVON II.  Simultaneously with the execution of the Contribution Agreement, we issued an Unsecured Promissory Note, due January 2011, in the principal amount of $500,000 to BERMASE, in respect of a $500,000 unsecured loan from BERMASE to us. Upon closing of the Contribution Agreement on December 21, 2010, JAF-NH was entitled to receive 49,671,450 shares of our common stock and each of AVON I and AVON II were entitled to receive 74,507,174 shares of our common stock (which includes shares distributed to JAF-NH, AVON I and AVON II as a distribution-in-kind by BERMASE of 1,200,000 shares previously held by BERMASE and 2,047,836 shares of our common stock into which the 9% senior secured convertible promissory note due September 15, 2011 held by BERMASE was converted).  AVON I subsequently transferred 5,000,000 shares of our common stock to Upper Hudson Holdings, LLC and AVON II made a distribution-in-kind of 30,000,000 shares of our common stock to Mr. Berman, a member of AVON II.

Director Independence

As of December 21, 2010, we have not established our own definition for determining whether our directors and nominees for directors are “independent”, nor have we adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system.

Item 8.	Legal Proceedings

None.

Item 9.	Market Price of and Dividends on the Registrant’s Common Stock and Related Stockholder Matters

Market Information

Transactions in our common stock are currently reported in the United States under the symbol “GPRM.PK” on the “Pink Sheets”, a quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter equity securities.  The following table sets forth the range of high and low bids reported in the over-the-counter market for our common stock.  The prices shown below represent prices in the market between dealers in securities; they do not include retail markup, markdown or commissions, and do not necessarily represent actual transactions.  The “Pink Sheets” is neither a stock exchange nor a self-regulatory organization and is not regulated by either Financial Industry Regulatory Authority or the SEC.

QUARTER ENDED	LOW	HIGH
Quarter ended March 31, 2008	$0.85	$1.11
Quarter ended June 30, 2008	$0.55	$1.35
Quarter ended September 30, 2008	$0.90	$1.40
Quarter ended December 31, 2008	$0.90	$1.40
Quarter ended March 31, 2009	$0.25	$1.05
Quarter ended June 30, 2009	$0.50	$1.15
Quarter ended September 30, 2009	$0.25	$1.38
Quarter ended December 31, 2009	$0.31	$1.15
Quarter ended March 31, 2010	$0.30	$0.88
Quarter ended June 30, 2010	$0.11	$0.55
Quarter ended September 30, 2010	$0.15	$1.30

Outstanding Shares and Number of Stockholders

As of December 21, 2010, the number of shares of common stock outstanding was 222,729,316.  As of that date, there were approximately 103 record holders of our shares of issued and outstanding common stock.  This figure does not include holders of shares held in securities position listings.  As of December 21, 2010, we have not issued any shares of preferred stock.

Dividends

We have never declared or paid dividends on our common stock.  Moreover, we currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common stock in the foreseeable future.

Item 10.	Recent Sales of Unregistered Securities

During the past three years, we sold the following securities in accordance with and in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder, in transactions not involving any public offering.

The information contained in Item 7. Certain Relationships and Related Transactions, and Director Independence - Certain Relationships and Related Transactions is incorporated herein by reference.

On March 28, 2008, we issued 80,000 shares of our common stock, valued at $1.05 per share totaling $84,000, to International Monetary (“IM”) in connection with an agreement between us and IM, wherein IM was to attempt to raise $10,000,000 in convertible debt financing to assist us in our acquisition plans.

On August 8, 2008, we issued options to purchase 100,000 shares of our common stock to a consultant at an exercise price of $1.00 per share.  These options vest over three years from the grant date and expire on August 8, 2018.

On August 26, 2008, we issued 100,000 shares of our common stock at $0.35 per share for the exercise of stock options.  The option was issued in return for settlement of accounts payable owed to the option holder.

On August 28, 2008, we issued options to purchase 100,000 shares of our common stock to a stockholder at an exercise price of $1.00 per share. These options vested immediately and expire on August 8, 2018.

On May 12, 2009, we issued options to an employee to purchase 50,000 shares of our common stock to a stockholder at an exercise price of $0.75 per share.  These options vested immediately and expire on May 12, 2012.

On September 30, 2009, we issued 576,071 shares of our common stock, valued at $0.35 per share totaling $201,615, to settle accounts payable related to payroll and expenses.

On November 2, 2009, we issued 80,000 shares of our common stock, valued at $0.59 per share totaling $47,200, to settle accounts payable related to consulting services.

On December 21, 2009, we issued 50,000 shares of our common stock at $0.35 per share for the exercise of stock options in exchange for $17,500 in cash.

On December 22, 2009, we issued 150,000 shares of our common stock, valued at $0.48 per share, to pay $52,500 of the $65,000 owed on the 10% demand notes due to a stockholder and to settle the related accrued interest payable of $19,500.  In December 2009, the stockholder exchanged the remaining $12,500 due on these notes and an agreement to pay $12,500 in cash for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP.  The $12,500 in cash was received in February 2010.

In December 2009, we issued 6.5 IRP joint venture units to certain stockholders comprised of an aggregate of $130,000, 8% notes payable that mature on December 31, 2012 and a $32,500 unsecured investment in the IRP joint venture in exchange for $65,000 in cash and informal commitments to pay the balance due of $97,500.  As of August 10, 2010, we received $87,500 of the balance due.

On February 19, 2010, we issued 25,000 shares of our common stock to a consultant to settle accounts payable of $11,250 related to services rendered.

On February 19, 2010, we issued 225,000 shares of our common stock, valued at $0.45 per share for consulting services related to increasing awareness of our common stock of $101,250.  The consultant was unable to fulfill its obligation under this agreement and returned the 225,000 shares of our common stock on August 10, 2010.

On April 27, 2010, we issued a $10,500 promissory note for $10,000 in cash and $500 in prepaid interest.  The maturity date on this note was August 27, 2010.  This April 27, 2010 note was settled on September 15, 2010.

On July 23, 2010, we issued 600,000 shares of our common stock at $0.20 per share to a consultant for services to raising additional working capital.

On July 23, 2010, we issued 225,000 shares of our common stock to settle accounts payable of $112,000.

On August 10, 2010, we issued 130,000 shares of our common stock at $0.20 per share to settle accounts payable related to consulting services and payroll.

On August 10, 2010, holders of notes payable for $130,000 plus accrued and unpaid interest of $11,263 exchanged these notes for 701,319 shares of our common stock.

On August 10, 2010, the board of directors was authorized to offer the holders of the IRP joint venture notes payable, the opportunity to convert their notes to our common stock at $0.20 per share.  This offer was valid until September 30, 2010.  In September 2010, holders of notes payable totaling $260,000 less an unpaid investment balance of $10,000 converted their notes payable to 1,300,000 shares of our common stock.  We also paid $67,500 in cash to the IRP investors to repay their advances.  On September 30, 2010, the IRP joint venture was terminated and we retained all rights to future profits from the IRP joint venture.

On August 10, 2010, we issued options to purchase 150,000 shares of our common stock to employees at an exercise price of $0.20 per share. These options vested immediately and expire on August 10, 2012.

On September 15, 2010, we entered into the Securities Purchase Agreement with BERMASE, wherein we agreed to issue to BERMASE, (1) a 9% senior secured convertible promissory note, $400,000 principal amount, convertible into shares of our common stock at $0.20 per share and due on September 15, 2011; (2) a warrant to purchase 7,000,000 shares of our common stock at exercise prices ranging incrementally from $0.50 to $3.00; and (3) 1,200,000 shares of our common stock for aggregate consideration of $640,000. On December 21, 2010, the note was converted by BERMASE into 2,047,836 shares of our common stock at $0.20 per share, and the warrant was cancelled.

On October 13, 2010, we issued a $10,000, 9% convertible promissory note to a stockholder in exchange for $10,000 in cash.  The maturity date on this note was October 13, 2011.  This note was settled on December 10, 2010.

Under the terms of the Securities Purchase Agreement, we also issued 300,000 shares of our common stock to additional purchasers for an aggregate consideration of $60,000.

On December 7, 2010, we granted Bendigo an option to purchase 56,799,828 shares of our common stock at an exercise price of $1.44 per share.  On December 7, 2010, we granted Jeffrey P. Camp an option to purchase 709,998 shares of our common stock at an exercise price of $1.44 per share.  These options expire on December 6, 2015 and vest and become exercisable over the two-year period following the grant date and are not exercisable prior to June 21, 2011. In the event of a change in control (as defined in our 2010 Nonqualified Stock Option Plan), the options will become fully vested and exercisable and each of Bendigo and Mr. Camp will be afforded an opportunity to exercise their respective options immediately prior to the occurrence of the change in control (and conditioned upon the consummation of the change in control).

Upon closing of the Contribution Agreement on December 21, 2010, each of AVON I and AVON II were entitled to receive 74,507,174 shares of our common stock and JAF-NH was entitled to receive 49,671,450 shares of our common stock (which includes shares distributed to JAF-NH, AVON I and AVON II as a distribution-in-kind by BERMASE of 1,200,000 shares previously held by BERMASE and 2,047,836 shares of our common stock into which the 9% senior secured convertible promissory note due September 15, 2011 held by BERMASE was converted).  These shares, other than 3,247,836 shares, were in exchange for all of the membership interests of BERMASE.  AVON I subsequently transferred 5,000,000 shares of our common stock to Upper Hudson Holdings, LLC and AVON II made a distribution-in-kind of 30,000,000 shares of our common stock to Robert A. Berman, a member of AVON II.  As a result, on December 21, 2010, we issued to AVON I, AVON II and JAF-NH, 69,507,174, 44,507,174 and 49,671,450 shares of our common stock, respectively.

Item 11.	Description of Registrant’s Securities to be Registered

As amended and restated, our Articles of Incorporation authorize the issuance of 395,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of December 21, 2010, there were 222,729,316 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

Description of Common Stock

Except as otherwise required by law, each share of common stock entitles the stockholder to one vote on each matter which stockholders may vote on at all meetings of stockholders. Holders of common stock are not entitled to cumulate votes in the election of directors. Holders of common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. Subject to any prior rights of the preferred stock, holders of common stock are entitled to share ratably in dividends paid from the funds legally available for the payment thereof, when, and if declared by our board of directors. The declaration of dividends, however, is subject to the discretion of our board of directors. Subject to any prior rights of the preferred stock, holders of common stock are also entitled to share ratably in the assets of the company available for distribution to holders of common stock after payment of our liabilities upon the liquidation or dissolution of the company whether voluntary or involuntary.

Description of Preferred Stock

Our preferred stock is what is known as “blank check” preferred. This means that our board of directors is authorized to fix, prior to the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of such series.

Provisions that May Delay, Defer or Prevent a Change of Control

Pursuant to an amendment to the Articles, we have opted out of Nevada’s Business Combination Statute.  In addition, we have determined that Nevada’s Control Share Statute does not currently apply to us because we do not currently meet the definition of “issuing corporation” contained therein.

In addition to any provisions set forth in the Nevada Revised Statutes that may delay, defer or prevent a change of control, our Bylaws contain the following provisions that may delay, defer or prevent a change of control:

Nominations of persons for election to our board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to our notice of meeting delivered pursuant to our Bylaws, (ii) by or at the direction of the Chairman of the Board or our board of directors or (iii) by any stockholder of the company who is entitled to vote at the meeting, who complied with the notice procedures set forth in our Bylaws and who was a stockholder of record at the time such notice is delivered to the secretary of the company.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to our notice of meeting pursuant to our Bylaws. Nominations of persons for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to our notice of meeting (a) by or at the direction of our board of directors or (b) by any stockholder of the company who is entitled to vote at the meeting, who complies with the notice procedures set forth in our Bylaws and who is a stockholder of record at the time such notice is delivered to the secretary of the company.

The notice procedures in our Bylaws include, without limitation, a requirement that the proposing stockholder must have given timely notice thereof in writing to the secretary of the company and such other business must otherwise be a proper matter for stockholder action. To be timely with respect to an annual meeting, a stockholder’s notice shall be delivered to the secretary at our principal executive offices not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Certain exceptions to the foregoing apply in the event that the number of directors to be elected to our board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased board of directors made by us at least eighty (80) days prior to the first anniversary of the preceding year’s annual meeting.

If we call a special meeting of stockholders for the purpose of electing one or more directors to our board of directors, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as are specified in our notice of meeting, if the stockholder’s notice is delivered to the secretary at the principal executive offices of the company not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 70th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

In addition, any such stockholder’s notice must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-l01 thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the company’s books, and of such beneficial owner and (B) the class and number of shares of the company which are owned beneficially and of record by such stockholder and such beneficial owner.

Item 12.	Indemnification of Directors and Officers

Our Amended and Restated Articles of Incorporation in effect as of the date hereof, (the “Articles”) provide that a director will not be liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof ifs not permitted under the Revised Statutes of Nevada as currently in effect or as the same may be amended.  Under the Statutes, the directors have a fiduciary duty to us that is not eliminated by this provision of the Articles and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the Statutes for breach of the director’s duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to not be in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the Statutes. This provision also does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

The Statutes provide that a corporation may, and our Articles and Bylaws provide that we shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation, partnership, IRP joint venture, trust or other enterprise (the “Indemnified Party”), against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, no indemnification shall be made in respect of any action or suit by or in the right of the corporation if the Indemnified Party shall have been adjudged to be liable to the corporation, unless and only to the extent that the court shall determine that, despite the adjudication of liability but in view of all circumstances, such person is fairly and reasonably entitled to indemnity. Furthermore, the Statutes and our Bylaws provide that determination of an Indemnified Party’s eligibility for indemnification by us shall be made on a case-by-case basis by: (i) the stockholders; (ii) the board of directors by a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding; (iii) if a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or (iv) if a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The Statutes also empower a corporation to purchase insurance and make other financial arrangements with respect to liability arising out of the actions or omissions of directors, officers, employees or agents in their capacity or status as such.  On December 7, 2010, we obtained a Directors & Officers’ Insurance Policy with aggregate coverage of up to $5,000,000.

The Statutes also provide that the allowed indemnification will not be deemed exclusive of any other rights to which the directors, officers and others may be entitled under our Bylaws, any agreement, a vote of stockholders or otherwise.

Item 13.	Financial Statements and Supplementary Data

The financial statements and report of independent auditors are filed as a separate part of this report on pages F-1 through F-42.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On September 15, 2010, our board of directors approved the dismissal of Hansen, Barnett & Maxwell, P.C. and the appointment of Friedman LLP to serve as our independent registered public accounting firm.

Hansen, Barnett & Maxwell, P.C.’s report on our financial statements for the fiscal year ended December 31, 2008 did not contain an adverse opinion or disclaimer of opinion, or qualification or modification as to uncertainty, audit scope, or accounting principles. In addition, during the two most recent fiscal years and any subsequent interim period through September 15, 2010, there were no (i) disagreements with Hansen, Barnett & Maxwell, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Hansen, Barnett & Maxwell, P.C., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report or (ii) reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During our two most recent fiscal years prior to engaging Friedman LLP, we did not consult with Friedman LLP, with respect to the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on our financial statements.

During our two most recent fiscal years prior to its engagement, we did not consult with Friedman LLP in regards to (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on our financial statements, or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event of the type described in Item 304(a)(1)(v) of Regulation S-K.

We have provided Hansen, Barnett & Maxwell, P.C. with a copy of the foregoing disclosures and requested that Hansen, Barnett & Maxwell, P.C. furnish a letter addressed to the SEC stating whether it agreed with the above statements made by us. A copy of such letter, dated December 20, 2010, is filed as Exhibit 16.1 to this Registration Statement on Form 10, and is incorporated herein by reference.

Hansen, Barnett & Maxwell, P.C.’s report on our financial statements for the fiscal year ended December 31, 2008 is not included in this Registration Statement on Form 10.

Item 15.	Financial Statements and Exhibits

(a)           Our financial statements are attached hereto beginning at page F-1.

(b)           Exhibits

The following documents are filed as exhibits hereto unless otherwise indicated:

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation, dated September 30, 2010.*
3.2	Certificate of Amendment to Amended and Restated Articles of Incorporation, dated December 17, 2010.*
3.3	Amended and Restated Bylaws, dated March 1, 2001 (incorporated by reference to Registration Statement on Form 10-SB filed April 3, 2001).
4.1	Form of Stock Certificate (incorporated by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form 10-SB filed June 4, 2001).
10.1	2000 Stock Option Plan (incorporated by reference to the Registrant’s Registration Statement on Form 10-SB filed April 3, 2001).
10.2	2010 Non-Qualified Stock Option Plan.*
10.3	Bendigo Partners LLC Option Agreement under 2010 Non-Qualified Stock Option Plan.*
10.4	Form of Independent Director Option Agreement under 2010 Non-Qualified Stock Option Plan.*
10.5	Equity Contribution Agreement, dated as of December 7, 2010, by and among BERMASE LLC, AVON ROAD BERMASE I LLC, AVON ROAD BERMASE II LLC, JAF-NH, LLC and the Registrant.*
10.6	Unsecured Promissory Note Due January 31, 2011 issued to BERMASE LLC.*
10.7	Consulting Agreement, dated as of December 7, 2010, by and between the Registrant and Bendigo Partners LLC.*
10.8
Registration Rights Agreement, dated as of December 7, 2010, by and among the Registration, AVON ROAD BERMASE I LLC, AVON ROAD BERMASE II LLC, JAF-NH, LLC, Bendigo Partners LLC, The Michigami Family Trust and Ryan Fergus.*

10.9
Agreement for the Transfer of Stock and the Development, Implementation and Operation of a Horse and Dog Racing Hub in Antigua, dated December 31, 2006, among Royal Turf Club of Antigua, Inc., Royal Turf Club, Inc. and Global Financial Solutions Holdings, Ltd. (incorporated by reference to the Registrant’s Current Report on Form 8-K filed January 16, 2007).

16.1	Letter, dated December 20, 2010, from Hansen, Barnett & Maxwell, P.C.*
21	Subsidiaries of the Registrant.*

*           Filed herewith.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2010	December 31, 2009
ASSETS
Current assets
Cash	$181,915	$103,303
Trade accounts receivable, net of allowance for doubtful accounts of $35,088 and $122,126, respectively	43,934	27,485
Receivable – related party	114,778	69,716
Receivable – Instant Racing Project investors		120,000
Prepaid expenses and other current assets	-	18,033
Total current assets	340,627	338,537
Property and equipment, net of accumulated depreciation of $10,677 and $7,763, respectively	17,556	20,470
Total assets	$358,183	$359,007

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$163,354	$242,945
Payable – related party	-	1,000
Track settlements and wagering deposits	378,997	625,949
Notes payable, current portion	-	425,000
Senior secured convertible promissory note	400,000	-
Advances – Instant Racing Project investors	-	87,500
Accrued interest payable	1,500	24,645
Total current liabilities	943,851	1,407,039
Long-term notes payable, net of current portion	-	125,000
Total liabilities	943,851	1,532,039

Commitments and contingencies

Stockholders’ deficit
Preferred stock – $0.001 par value; 5,000,000 authorized, none issued	-	-
Common stock – $0.001 par value; 40,000,000 and 25,000,000 shares authorized, respectively; 25,243,518 and 19,405,029 shares issued and outstanding, respectively	25,244	19,405
Additional paid-in capital	12,087,248	10,329,868
Accumulated deficit	(13,234,469)	(12,062,350)
Total Global Pari-Mutuel Services, Inc. stockholders’ deficit	(1,121,977)	(1,713,077)
Non-controlling interest	536,309	540,045
Total stockholders’ deficit	(585,668)	(1,173,032)

Total liabilities and stockholders’ deficit	$358,183	$359,007

The accompanying notes are an integral part of these condensed consolidated financial statements.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2009	2010	2009
Revenue	$237,465	$563,034	$951,161	$1,417,201
Cost of revenue	204,877	462,337	739,308	1,147,674
Gross profit	32,588	100,697	211,853	269,527

Operating expenses
General and administrative expenses	390,505	308,221	995,775	1,323,214
Research and development	71,613	67,891	125,132	188,241
Total operating expenses	462,118	376,112	1,120,907	1,511,455

Loss from operations	(429,530)	(275,415)	(909,054)	(1,241,928)
Interest expense	388,091	8,035	419,585	27,480

Net loss	(817,621)	(283,450)	(1,328,639)	(1,269,408)
Net loss attributable to the non-controlling interest	51,658	46,202	156,520	252,057
Net loss attributable to Global Pari-Mutuel Services, Inc.	$(765,963)	$(237,248)	$(1,172,119)	$(1,017,351)

Basic and diluted loss per share	$(0.04)	$(0.01)	$(0.06)	$(0.06)

Basic and diluted weighted-average shares outstanding	21,464,284	18,339,346	20,219,869	18,333,622

The accompanying notes are an integral part of these condensed consolidated financial statements.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended September 30,
	2010	2009
Cash Flows from Operating Activities
Net loss	$(1,328,639)	$(1,269,408)
Adjustments to reconcile net loss to net cash used by operating activities:
Expenses funded by non-controlling interest	152,784	293,178
Provision for (recovery of) allowance of doubtful accounts	(87,038)	13,253
Depreciation	2,914	2,915
Stock-based compensation expense	121,271	340,685
Amortization of debt discount	400,000	-
Change in operating assets and liabilities:
Trade accounts receivable	70,589	(123,925)
Receivable – related party	(45,062)	(39,976)
Prepaid expenses and other current assets	18,033	6,501
Accounts payable and accrued expenses	296,659	391,716
Payable – related parties	(1,000)	(101,992)
Track settlements and wagering deposits	(246,952)	369,373
Accrued interest payable	2,553	21,076
Net Cash Used in Operating Activities	(643,888)	(96,604)

Cash Flows from Financing Activities
Proceeds from issuance of common stock`	300,000	-
Repayment of advances from Instant Racing Project Investors	(87,500)	-
Proceeds from issuance of notes payable	120,000	70,000
Repayment of note payable	(10,000)	-
Proceeds from issuance of senior secured convertible promissory note	400,000	-
Net Cash Provided by Financing Activities	722,500	70,000

Net Increase (Decrease) in Cash	78,612	(26,604)
Cash – Beginning of Period	103,303	30,075
Cash – End of Period	$181,915	$3,471

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,499	$330

Supplemental disclosure of noncash investing and Financing activities:
Notes payable issued to settle accounts payable and accrued expenses	$50,000	$30,000
Common stock issued to settle notes payable	$590,000	$-
Common stock issued to settle accrued interest	$25,698	$-
Common stock issued to settle accounts payable and accrued expenses	$326,250	$278,011

The accompanying notes are an integral part of these condensed consolidated financial statements.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – SUMMARY OF BUSINESS AND BASIS OF PRESENTATION

Organization and Nature of Business – On August 30, 2005, Global Pari-Mutuel Services, Inc. (“Global”) filed a Certificate of Amendment (the “Amendment”) to the Articles of Incorporation of Global with the Secretary of State of the State of Nevada to effect a change in Global’s name from “Orbis Development, Inc.” to “Global Pari-Mutuel Services, Inc.  The Amendment was approved by the stockholders of Global in accordance with the laws of Nevada.

Global was organized on January 27, 1997 under the laws of the State of Nevada. Global and its subsidiaries (the “Company”) have previously pursued development of certain online casino gaming software technology, including pari-mutuel wagering software technology that was licensed to others, development of an electronic currency services business, development of a credit card processing services business with a related operation of providing ATM debit card services to online gaming customers. With the exception of licensing pari-mutuel software, Global discontinued, sold or abandoned each of these previous operations.  The Company presently plans to obtain revenue from its pari-mutuel operations in any of the five following ways:  (1) settlement and reconciliation services for pari-mutuel bettors, (2) sub-licensing of the Company’s contracts with race tracks to physical off-track-betting parlors (“OTBs”), (3) wagering through the Company’s call center at race tracks with whom the Company has contracts, (4) resale and rent of equipment and software required by operations of physical and virtual OTBs, and (5) licensing of its pari-mutuel software to virtual OTBs.  The Company is currently generating revenue from its pari-mutuel operations in all of its planned operations except from licensing of its pari-mutuel software to virtual OTBs.

Basis for Presentation – The unaudited condensed consolidated financial statements of the Company have been prepared by management. These financial statements are prepared in accordance with generally accepted accounting principles for interim financial information and the related rules and regulations of the Securities and Exchange Commission. Accordingly, certain financial statement information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from these interim financial statements. For further information, refer to the Company’s financial statements and footnotes thereto for the years ended December 31, 2009 and 2008 included in this Form 10.

In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed consolidated financial statements and consist of only normal recurring adjustments. Results for the three and nine month periods ended September 30, 2010, are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Agreement with Global Financial Solutions Holdings, Ltd. (“GFS”) – Effective December 31, 2006, Global’s wholly-owned subsidiary, Royal Turf Club, Inc. (“RTCN”) and Global’s formerly wholly-owned subsidiary, Royal Turf Club, Ltd. – Antigua (“RTCA”) completed an Agreement with GFS, an unaffiliated corporation organized under the laws and regulations of the Turks and Caicos Islands to transfer fifty percent of the outstanding common stock of RTCA for the development, implementation and operation of a horse and dog racing hub in Antigua.

Under the terms of the agreement,  (a) RTCA issued to GFS a fifty percent ownership in RTCA’s outstanding common stock, (b) GFS committed to make payments on behalf of RTCA for the purpose of developing, constructing, implementing and operating a central system horse and dog racing hub, (c) RTCN agreed to manage the business of RTCA, and (d) RTCN and GFS, as the sole Shareholders of RTCA, and subject to (c) above will make certain agreements regarding the operations and their ownership of RTCA.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

For consideration of receiving the RTCA shares, GFS has, as of December 31, 2006, provided the funds necessary for all expenses related to the initial development, which includes license fees, construction and implementation of the Hub Operation aggregating approximately $400,000, and will agree to continue to pay future Hub Implementation and Operational Expenses as described below.

Once the Hub Operation has been launched and is considered operational and profitable, all expenses necessary and related to the ongoing operation and management of the Hub Operation (“Hub Operational Expenses”) shall be paid out of the funds generated by the activities of the Hub Operation. The Hub Operational Expenses shall include all costs of operating and managing the Hub Operation. If the Hub Operation does not immediately generate sufficient funds to pay for the ongoing Hub Operational Expenses, GFS shall pay the expenses on the same basis and upon the same conditions as Hub Implementation Expenses until such time as the Hub Operation is profitable without reimbursement, or until April 30, 2007, whichever occurs first.

Thereafter, any contributions needed for Hub Operational Expenses shall be paid by the Shareholders equally.  If either Shareholder fails to make all or a part of any required contribution, at the option of the other Shareholder either (i) such other Shareholder shall make said payment or (ii) the Shareholder failing to make the contribution shall forfeit such portion of its stock in RTCA as is proportionate to the amount of the failure and a figure equal to an overall capitalization of RTCA of twice the aggregate amount paid by GFS for the RTCA Shares (excluding amounts paid by it under this sentence).

Under the terms of the agreement GFS paid $400,000 of research and development expenses for RTCA. The amount was treated as a non-controlling interest as of December 31, 2006.

Establishment of Instant Racing Project Joint Venture – On September 1, 2009, the Company entered into an Instant Racing Web Agreement with Racetech International with a term of seven years (the “Racetech Agreement”) under which (i) the Company obtained a license to operate, through its hub in Antigua, an online pari-mutuel based instant racing and wagering system in which wagers are placed based on the outcome of previous events (the “IR Web System”) and (ii) Racetech International agreed to provide the Company with certain maintenance and support services in connection therewith.  In consideration of the license and services, the Company agreed to pay Racetech International (a) a $10,000 annual fee, (b) 23% of the total commission retained by the Company out of the pari-mutuel wagers made on the IR Web System for all IR Web System games.

During December 2009, the Company established a joint venture to finance the Global Instant Racing Project (“IRP”), which is based on a separate agreement between the Company and Racetech, LLC (“RT”), an unrelated third party.  Pursuant to the agreement between the Company and RT, the Company has express authority to enter into this joint venture for purposes of promoting RT’s Instant Racing Project.  Investors of the joint venture as a group agree to purchase up to twenty project units from the Company at a cost of $25,000 per unit, consisting of $5,000 in unsecured liability and $20,000 in a note payable which bears interest at 8% per annum.

The investors were to receive 25% of the net win and the Company was to receive 75%.  Investors were also to receive 80% of the revenue received by the joint venture until the notes and accrued interest have been paid in full.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As of December 31, 2009, the Company had received commitments to purchase 17.5 IRP joint venture project units, for a total of $87,500 in advances and $350,000 in notes payable, of which $120,000 was not received as of December 31, 2009.

On August 10, 2010, the board of directors was authorized to offer the holders of the IRP joint venture notes payable the opportunity to convert their notes into the Company’s common stock at $0.20 per share.  This offer was valid until September 30, 2010.  In September 2010, holders of notes payable totaling $350,000 less an unpaid investment balance of $10,000 converted their notes payable into 1,700,000 shares of the Company’s common stock.  The Company also paid $87,500 in cash to the IRP investors to repay their advances.  On September 30, 2010, the IRP joint venture was terminated and the Company retains all rights to future profits from the IRP.

Going Concern – The Company has an accumulated deficit of $13,234,469 and stockholders’ deficit of $585,668 at September 30, 2010. The Company also has net losses attributable to Global of $1,172,119 and $1,017,351 during the nine months ended September 30, 2010 and 2009, respectively,  negative cash flows from operating activities of $643,888 and $96,604 during the nine months ended September 30, 2010 and 2009, respectively, and working capital deficiencies of $603,224 and $1,068,502 at September 30, 2010 and December 31, 2009. In addition, the Company has deficiencies in working capital and stockholders’ equity as of the balance sheet dates. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern depends on its ability to deploy technology for its core businesses that generates sufficient revenue and cash flows to meet its obligations and on its ability to obtain additional financing or sell assets as may be required to fund current operations. Management’s plans include generating income from the Company’s various pari-mutuel licensing and operational programs to permit the Company to generate sufficient cash flows to continue as a going concern. There is no assurance these plans will be realized.

Securities Purchase Agreement – On September 15, 2010, the Company entered into a Securities Purchase Agreement with Bermase LLC, a Delaware limited liability company and a private investment company (“Bermase”), wherein the Company agreed to issue to Bermase, (1) a 9% senior secured convertible promissory note in the amount of $400,000, convertible into shares of the Company’s common stock at $0.20 per share and due on September 15, 2011; (2) a warrant to purchase 7,000,000 shares of the Company’s common stock at exercise prices ranging incrementally from $0.50 to $3.00; and (3) 1,200,000 shares of the Company’s common stock in exchange for $240,000 in cash.  The Company also issued an aggregate of 300,000 shares to other investors for additional aggregate consideration of $60,000 (see Note 4).

Contribution Agreement with Bermase - On December 7, 2010, the Company entered into an Equity Contribution Agreement (the “Contribution Agreement”) with Bermase and its members, Avon Road Bermase I LLC, a Delaware limited liability company (“Avon I”), Avon Road Bermase II LLC, a Delaware limited liability company (“Avon II”), and JAF-NH, LLC, a Delaware limited liability company (“JAF-NH”), pursuant to which, in exchange for all of the membership interests of Bermase and other consideration, the Company agreed to issue Avon I, Avon II and JAF-NH that number of shares of its common stock equal to 198,685,798 minus the sum of the number of shares issuable to Bermase upon conversion of its senior secured convertible promissory note due September 2012 in the principal amount of $400,000 issued to Bermase and 1,200,000 shares of common stock then held by Bermase.  The closing of the Contribution Agreement is subject to customary closing conditions and is anticipated to occur on December 21, 2010. Following the closing of the Contribution Agreement, the distribution in-kind by Bermase to Avon I, Avon II and JAF-NH of the 1,200,000 shares of the Company’s common stock then held by it and the shares issued to it upon conversion of the $400,000 senior secured convertible promissory note, the subsequent transfer of 5,000,000 shares from Avon I to an entity related to the Company’s Chairman of the Board of Directors (the “Related Company”) and the in-kind distribution of 30,000,000 shares by Avon II to the Company’s Chairman of the Board, Avon I, Avon II, JAF-NH, the Related Company and the Company’s Chairman of the Board collectively will own 70.14% of the shares of the Company’s common stock, on a fully-diluted post-transaction basis, which includes 60,559,826 shares currently subject to outstanding stock options.  In connection with the Contribution Agreement, the Company issued Bermase an unsecured promissory Note, due January 2011, in the principal amount of $500,000, in respect of a $500,000 unsecured loan from Bermase to the Company, made simultaneously with the execution of the Contribution Agreement.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The following unaudited pro forma condensed consolidated balance sheet as of September 30, 2010 was prepared as if the Contribution Agreement with Bermase was effective as of January 1, 2010. An unaudited pro forma condensed consolidated statement of operations was not prepared since Bermase was incorporated in September 2010 and had no operations. The pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated enterprise.

September 30,
2010
Assets:
Cash and cash equivalents	$1,182,035
Escrow account	1,500,000
Accounts receivable, net	43,934
Receivable – related party	114,778
Total current assets	2,840,747
Property and equipment, net	17,556
Total assets	$2,858,303

Liabilities and Stockholders’ Equity:
Accounts payable and accrued expenses	$163,354
Track settlements and wagering deposits	378,997
Total current liabilities	542,351

Total Global Pari-Mutuel Services, Inc. stockholders’ equity	1,779,643
Non-controlling interest	536,309
Total stockholders’ equity	2,315,952
Total liabilities and stockholders’ equity	$2,858,303

Consulting Agreement with Bendigo Partners, LLC - On December 7, 2010, the Company also entered into a one-year Consulting Agreement (the “Consulting Agreement”) with Bendigo Partners LLC, a New York limited liability company (“Bendigo”), pursuant to which Bendigo agreed to provide the Company with the services of R. Jarrett Lilien to serve as the Company’s chief executive officer, James Leslie Whiteford to serve the Company’s our chief financial officer, Richard D. Taylor to serve as the Company’s chief operating officer, Stephen Ferrando to serve as the Company’s chief information officer, and individuals who shall serve as the Company’s chief marketing officer and internal general counsel, for a $250,000 monthly fee. In addition, pursuant to the Consulting Agreement, the Company granted Bendigo an option to purchase 56,799,828 shares of its common stock, which option first vests and becomes exercisable over a period of two years.  The Consulting Agreement contemplates that upon expiration of its one-year term, Messrs. Lilien, Whiteford, Taylor and Ferrando will enter into employment agreements with us.  The Company’s former chief executive officer and chief financial officer resigned with the execution of the Consulting Agreement.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements.  These same estimates may affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts and results could differ from those estimates.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts and transactions of Global and its subsidiaries, RTCA, RTCN and Royal Turf Club, Ltd. – St. Kitts.  All significant intercompany transactions have been eliminated in consolidation.

Fair Value of Financial Instruments – The carrying amounts reported in the balance sheets for current assets and current liabilities approximate fair value due to their short-term nature. The carrying amounts reported for long-term debt approximate fair value because the underlying instruments bear interest rates which approximate current market rates for obligations with similar terms.

Cash – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Cash balances in banks are insured by the Federal deposit Insurance Corporation subject to certain limitations.

Trade Accounts Receivable – Accounts receivable are stated at the amount the Company expects to collect.  The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances.  Uncollectible balances are written off against the allowance after extensive efforts of collection and when balances are deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when cash is received.  A trade receivable is considered to be past due if any portion of the receivable balance has not been received by the Company within its normal terms.

Property and Equipment – Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the asset, which range from six to ten years.

Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Impairment of Long-lived Assets – The Company periodically reviews the carrying value of its long-lived assets in relation to historical results, as well as management's best estimate of future trends, events and overall business climate. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company will then estimate the future cash flows generated by such assets (undiscounted and without interest charges). If such future cash flows are insufficient to recover the carrying amount of the assets, then impairment is triggered and the carrying value of any impaired assets would then be reduced to fair value.

Track Settlements and Wagering Deposits – Track settlements and wagering deposits consist of amounts due to customers and/or tracks based on the outcome of bets placed.  In the case of settlement and reconciliation contracts, the Company records the liability when money is received from the payer and decreases the liability when the settlement is paid out to the payee. Under customer contracts wherein the customer agrees to pay the Company for access to pari-mutuel wagering pools with pari-mutuel tracks that the Company has contracts with, the Company records the liability when the outcome of bets placed are known and decreases the liability when the settlement is paid out to the tracks. At September 30, 2010 and 2009 the Company owed $378,997 and $625,949, respectively.

Revenue Recognition – Revenue from the Company’s various pari-mutuel operations are recognized when persuasive evidence of a contract arrangement exists, wherein the customer agrees to pay the Company for access to pari-mutuel wagering pools with pari-mutuel tracks that the Company has contracts with or pay the Company for settlement and reconciliation services, the fee is fixed or determinable or the software has been delivered and fully installed at an internet OTB site, and collectability is probable.

Research and Development – The Company incurred research and development costs of $71,613 and $188,241 during the three months ended September 30, 2010 and 2009, respectively, and $125,132 and $188,241 during the nine months ended September 30, 2010 and 2009, respectively, all of which were expensed.  The research and development costs were incurred for the development of software to be used in RTCA’s hub operations in Antigua.

Stock-Based Compensation – The cost of all share-based awards to employees, including grants of employee stock options and restricted stock, is recognized in the financial statements based on the fair value of the awards at grant date. The fair value of stock option awards is determined using the Black-Scholes valuation model on the date of grant. The fair value of restricted stock awards is equal to the market price of the Company’s common stock on the date of grant. The fair value of share-based awards is recognized as stock-based compensation expense on a straight-line basis over the requisite service period from the date of grant.

Income Taxes – The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.  Temporary differences will result in taxable or deductible amounts in future years when the amounts reported in the financial statements are recovered or settled. These deferred tax assets or liabilities are measured using the tax rates that are anticipated to be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided as necessary.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Basic and Diluted Loss Per Common Share – Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares and the dilutive potential common share equivalents then outstanding. As of September 30, 2010 and 2009 there were 3,050,000 and 2,575,000 potentially issuable common shares, from stock options, 7,000,000 and 0 potentially issuable common shares from stock warrants and 2,000,000 and 301,665 potentially issuable common shares from convertible notes payable, respectively.  These shares were excluded from the calculation of diluted loss per common share because the effects would be anti-dilutive.

Reclassifications – Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements – The Company does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, will have a material effect on its consolidated financial position, results of operations, or cash flows.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of:

	September 30, 2010	December 31, 2009
Equipment	$23,233	$23,233
Software	5,000	5,000
	28,233	28,233
Less: Accumulated depreciation	10,677	7,763
	$17,556	$20,470

Depreciation expense was $971 and $972 for the three months ended September 30, 2010 and 2009, respectively, and $2,914 and $2,915 for the nine months ended September 30, 2010 and 2009, respectively.

NOTE 4 – NOTES PAYABLE AND ADVANCES FROM INSTANT RACING PROJECT INVESTORS

Notes payable and advances from IRP investors consist of:

	September 30, 2010	December 31, 2009
8% note payable convertible at $0.40 per share of common stock to a stockholder, due April 2011	$-	$105,000
8% note payable convertible at $0.90 per share of common stock to a stockholder, due March 2010	-	25,000
8% note payable to a related party, due March 2011	-	20,000
8% IRP notes payable to related parties, due December 2012	-	220,000
8% IRP notes payable to stockholders, due December 2012	-	130,000
10% notes payable convertible at $0.60 per share of common stock to a related party, due January 2010	-	50,000
9% senior secured convertible promissory note at $0.20 per share of common stock to a stockholder, due September 2011	400,000	-
Total notes payable less unamortized discount	400,000	550,000
Less: current portion	400,000	425,000
Long-Term Notes Payable	$-	$125,000

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Future maturities of notes payable as of September 30, 2010 are as follows: 2011 – $400,000.

IRP Joint Venture Notes and Advances – In December 2009, the Company issued 150,000 shares of the Company’s common stock to pay $52,500 of the $65,000 owed on the 10% demand notes due to a stockholder and to settle the related accrued interest payable of $19,500.  In December 2009, the stockholder exchanged the remaining $12,500 due on these notes and an agreement to pay $12,500 in cash for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP.  The $12,500 in cash was received in February 2010.

On September 8, 2008, the Company issued a $35,000, 10% convertible promissory note to a stockholder in exchange for $35,000 in cash.  This note was convertible into shares of the Company’s common stock at $1.00 per share with a maturity date of January 31, 2010. In December 2009, the stockholder exchanged this $35,000 note and $15,000 from an $120,000 convertible note issued in October 2009 with a maturity date of April 27, 2011, for two IRP joint venture units, which were comprised of an aggregate of $40,000, 8% notes payable that mature on December 31, 2012 and a $10,000 unsecured investment in the IRP.

On June 24, 2008, the Company issued a $30,000, 10% convertible promissory note to a stockholder to repay $30,000 in accounts payable and accrued expenses.  The maturity date on this note was January 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  On December 24, 2008, the Company issued a $20,000, 8% convertible promissory note to a stockholder to repay $20,000 in cash advances. The maturity date on this note was June 30, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the stockholder exchanged both of these notes for two IRP joint venture units, which were comprised of an aggregate of $40,000, 8% notes payable that mature on December 31, 2012 and a $10,000 unsecured investment in the IRP.

In April 2009, the Company issued a $20,000, 8% convertible promissory note to a director in exchange for $20,000 in cash.  The maturity date on this note was March 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the director exchanged this note and $5,000 in cash for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP.

In March 2009, the Company issued a $25,000, 8% promissory note to a stockholder in exchange for $25,000 in cash.  The maturity date on this note was December 12, 2009 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the stockholder exchanged this note for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecure investment in the IRP.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

On December 24, 2008, the Company issued a $40,000, 8% convertible promissory note to its Chairman and Chief Executive Officer (“CEO”) to repay $40,000 in expenses. The maturity date on this note was June 30, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In April 2009, the Company issued a $30,000, 8% convertible promissory note to the Chairman and CEO to pay $30,000 in consulting fees due.  The maturity date on this note was April 20, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the Chairman and CEO exchanged these notes totaling $70,000, $4,938 in accrued interest on these notes and a $62 cash payment for three IRP joint venture units, which were comprised of an aggregate of $60,000, 8% notes payable that mature on December 31, 2012 and a $15,000 unsecured investment in the IRP.

In December 2009, a director was issued one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP in exchange for $15,000 in cash and an informal commitment to pay the balance due of $10,000.  In January 2010, the additional cash was received by the Company.

In December 2009, the Company issued 6.5 IRP joint venture units to certain stockholders of the Company comprised of an aggregate of $130,000, 8% notes payable that mature on December 31, 2012 and a $32,500 unsecured investment in the IRP in exchange for $65,000 in cash and informal commitments to pay the balance due of $97,500.  As of August 10, 2010, the Company received $87,500 of the balance due.

As of December 31, 2009, there was $120,000 due from the IRP investors for their investments in the IRP joint venture units and as of August 10, 2010, the Company received $110,000 of the $120,000 due.

On August 10, 2010 the board of directors was authorized to offer the holders of the IRP joint venture notes payable, the opportunity to convert their notes to the Company’s common stock at $0.20 per share.  This offer was valid until September 30, 2010.  In September 2010, holders of notes payable totaling $350,000 less an unpaid investment balance of $10,000 converted their notes payable to 1,700,000 shares of the Company’s common stock.  The Company also paid $87,500 in cash to the IRP investors to repay their advances.  On September 30, 2010, the IRP joint venture was terminated and the Company retains all rights to future profits from the IRP. The IRP joint venture notes payable and advances from the IRP investors were classified as current liabilities as of December 31, 2009 due to the redemption of the notes and advances and termination of the IRP joint venture.

Promissory Notes – On April 27, 2010, the Company issued a $10,500 promissory note in exchange for $10,000 in cash and $500 in prepaid interest.  The maturity date on this note was August 27, 2010.  This note was paid in full on September 15, 2010.

On June 30, 2010, the Company issued a $50,000, 8% convertible promissory note to its Chairman and CEO in respect of $50,000 of consulting fees owed to him for the period February 1 through June 30, 2010.  The maturity date on the note was June 30, 2011 and it was convertible into shares of our common stock at $0.20 per share.  The note and the accrued interest were satisfied in August 2010 through the issuance of the Company’s common stock.

On December 31, 2007, the Company issued a $50,000, 10% convertible promissory note to the Chairman and CEO to repay $50,000 in cash advances. The maturity date on this note was January 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.60 per share.  The note and the accrued interest were satisfied in August 2010 through the issuance of the Company’s common stock.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

On April 1, 2009, the Company issued a $25,000, 8% convertible promissory note to a stockholder in exchange for cash. The maturity date on this note was March 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  The note and the accrued interest were satisfied in August 2010 through the issuance of the Company’s common stock.

On October 27, 2009, the Company issued a $120,000, 8% convertible promissory note to a stockholder in exchange for $100,000 in cash and prepaid interest of $20,000.  The maturity date on this note is April 27, 2011.  This note was convertible into shares of the Company’s common stock at $0.40 per share.  In December 2009, the stockholder exchanged $15,000 of this note for the acquisition of IRP joint venture units (see IRP joint venture notes above).  At December 31, 2009, the remaining balance of the prepaid interest was $16,533.  The note was satisfied in August 2010 through the issuance of the Company’s common stock.

On December 31, 2009, the Company issued a $20,000, 8% promissory note to the Chairman and CEO to pay $20,000 in consulting fees due. The maturity date on this note was January 31, 2011.  The note and the accrued interest were satisfied in August 2010 through the issuance of the Company’s common stock.

On August 10, 2010, the Company issued 1,373,489 shares of its common stock at $0.20 per share, to settle $250,000 of notes payable, as listed below and accrued interest of $25,698.

13% note payable convertible at $0.40 per share of common stock to a stockholder, due April 2011	$105,000
8% note payable convertible at $0.90 per share of common stock to a stockholder, due March 2010	25,000
8% note payable to a related party, due March 2011	20,000
8% notes payable convertible at $0.20 per share of common stock to a related party, due June 2011	50,000
10% notes payable convertible at $0.60 per share of common stock to a related party, due January 2010	50,000

The Company evaluated all of the above convertible promissory notes and determined that no beneficial conversion features exist.

Senior Secured Convertible Promissory Note – On September 15, 2010, the Company entered into a Securities Purchase Agreement with Bermase, wherein the Company agreed to issue to Bermase, (1) a 9% senior secured convertible promissory note (the “Convertible Note”) in the amount of $400,000, convertible into shares of the Company’s common stock at $0.20 per share and due on September 15, 2011; (2) a warrant to purchase 7,000,000 shares of the Company’s common stock at exercise prices ranging incrementally from $0.50 to $3.00 (the “Warrant”); and (3) 1,200,000 shares of the Company’s common stock in exchange for $240,000 in cash.  The Company also issued an aggregate of 300,000 shares to other investors for additional aggregate consideration of $60,000.

The obligations under the Convertible Note rank senior to all then current and future indebtedness of the Company and are secured by a continuing security interest in all of the Company’s assets and are fully and unconditionally guaranteed on a joint and several senior basis by each subsidiary of the Company.  The Convertible Note is immediately convertible at the option of Bermase and shall be immediately converted when an agreed upon website has been successfully launched.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

The Warrant to purchase 7 million shares of the Company’s common stock is exercisable at the following exercise prices:

(i)	$0.50 with respect to the first 3 million shares purchased;
(ii)	$1.00 with respect to the next 2.5 million shares purchased;
(iii)	$1.50 with respect to the next 500,000 shares purchased;
(iv)	$2.00 with respect to the next 500,000 shares purchased; and
(v)	$3.00 with respect to the remaining 500,000 shares purchased.

The Company valued the Warrant at $4,115,000 using the Black Scholes option pricing model. In addition, the Company is required to determine if a beneficial conversion feature is present for the Convertible Note issued under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 470-20, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios,” using the intrinsic value in the Convertible Note adjusted for amounts allocated to the Warrant valuation. The intrinsic value of the Convertible Note amounted to $1,200,000 based on the fair market value of common stock on the date of issuance.

Since the combined value of the Warrant, $4,115,000 plus the intrinsic value of the Convertible Note $1,200,000 exceeds the fair value of the aggregate proceeds received from the sale of the Convertible Note and Warrant, the Company is limited to the amount of the proceeds when recording the beneficial conversion feature as debt discount. Using a pro rata contribution, the Company allocated the proceeds first to the Warrant valuation in the amount of $309,690 and the remainder to the beneficial conversion feature in the amount of $90,310. The Company immediately amortized the debt discount of $400,000 for the three and nine months ended September 30, 2010 since the Convertible Note is immediately convertible.

On December 21, 2010, the Convertible Note and accrued interest were converted by Bermase into 2,047,836 shares of the Company’s common stock at $0.20 per share and the warrant was cancelled.

Accrued Interest - Accrued interest at September 30, 2010 and December 31, 2009 was $1,500 and $24,645, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

At September 30, 2010 and December 31, 2009, GFS, the non-controlling interest in the Company’s Antigua operations, owed the Company $114,778 and $69,716, respectively.  The amount is due on demand, bears no interest, and is classified as receivable – related party.

At December 31, 2009, the Company owed an officer and director $1,000 for advances to the Company for operational expenses.  The amount was due on demand, bore no interest, and was classified as payable – related parties.  The payable was satisfied during the nine months ended September 30, 2010.

During the nine months ended September 30, 2010 and 2009, GFS funded $152,784 and $293,178, respectively, for its share of the operational costs of the hub operation.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 6 – STOCK OPTIONS

Non-Qualified Options – The Company issued 550,000 options to various employees and consultants at an exercise price of $0.20 during the nine months ended September 30 2010.  All these options vested immediately and expire in August 2012, if unexercised.

The Company issued 575,000 options to various employees and consultants at exercise prices ranging from $0.75 to $1.00 during the nine months ended September 30, 2009.  All these options vested immediately, 25,000 of these options expired in March 2010 and the remaining 550,000 options expire in May 2012, if unexercised.

Qualified Options – During September 2000, the Board of Directors approved for submission to vote by the Company’s stockholders, the 2000 Stock Option and Restricted Plan (the "Plan").  The Company’s stockholders approved the Plan as of March 31, 2001. Under the terms of the Plan, the Company reserved 750,000 shares of common stock for option and restricted stock grants to be issued during a period of up to ten years. Directors, officers and key employees are eligible to participate in the Plan. On December 21, 2006, an unanimous written consent of stockholders was completed wherein, the majority of the stockholders of the Company agreed to modify the Plan by increasing the number of options available for the purchase of common shares of the Company by 1,000,000 to 1,750,000.  At September 30, 2010, 1,049,500 options to purchase common shares of the Company are available for issuance under the Plan.

The Company did not grant any options for the purchase of common stock under the Plan during the nine months ended September 30, 2010 and 2009.

For the three months ended September 30, 2010 and 2009, the Company calculated compensation expense of $20,246 and $9,577 related to stock options, respectively. For the nine months ended September 30, 2010 and 2009, the Company calculated compensation expense of $121,271 and $340,685 related to stock options, respectively.

Stock-based compensation has been included in the statements of operations as follows:

Period Reported	Selling, General, and Administrative Expense	Research and Development Expense	Interest Expense	Total Expense

The Nine Months Ended September 30, 2010	$121,271	$-	$-	$121,271
The Nine Months Ended September 30, 2009	$334,609	$-	$6,076	$340,685

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

A summary of stock option activity for the nine months ended September 30, 2010, is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding at December 31, 2009	2,525,000	$0.58	6.07 years	$784,000
Granted	550,000	$0.20
Expired	(25,000)	$1.00
Outstanding at September 30, 2010,	3,050,000	$0.51	4.75 years	$2,415,000
Exercisable at September 30, 2010	3,050,000	$0.51	4.75 years	$2,415,000

The intrinsic value is based on a September 30, 2010 closing price of the Company’s common stock of $1.30 per share.  As of September 30, 2010, there was no unrecognized compensation cost related to stock options.

NOTE 7 – COMMON STOCK

During September 2010, the Company received consent from the majority of its stockholders to increase the total number of authorized common shares from 25 million to 40 million.

On February 19, 2010, the Company issued 25,000 shares of its common stock, valued at $0.45 per share to settle payables of $11,250.

On February 19, 2010, the Company issued 225,000 shares of its common stock, valued at $0.45 per share to settle payables of $101,250 related to consulting services to increasing awareness of the Company’s stock.  The consultant was unable to fulfill its obligation under this agreement and returned the 225,000 shares of the Company’s common stock on August 10, 2010.

On July 23, 2010, the Company issued 600,000 shares of its common stock at $0.20 per share for services related to obtaining potential working capital.

On July 23, 2010, the Company issued 225,000 shares of its common stock at $0.20 per share to settle various payables.

On August 10, 2010, the Company issued 415,000 shares of its common stock at $0.20 per share to settle payables related to consulting fees and wages.

On August 10, 2010, holders of notes payable totaling $250,000 and related accrued interest of $25,698, exchanged these notes for 1,373,489 shares of the Company’s common stock at a price of $0.20 per share.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

In September 2010, holders of the IRP joint venture notes payable totaling $350,000 less an unpaid investment balance of $10,000 converted their notes payable to 1,700,000 shares of the Company’s common stock (see Notes 1 and 4).

On September 15, 2010, the Company entered into a Securities Purchase Agreement with Bermase and issued to Bermase 1,200,000 shares of the Company’s common stock in exchange for $240,000 in cash.  The Company also issued an aggregate of 300,000 shares to other investors for additional aggregate consideration of $60,000 (see Notes 1 and 4).

On September 30, 2009, the Company issued 794,317 shares of its common stock, valued at $0.35 per share totaling $278,011 to settle accounts payable related to payroll and expenses of the Company.

On November 2, 2009, the Company issued 80,000 shares of its common stock, valued at $0.59 per share totaling $47,200 to settle accounts payable related to consulting services.

On December 21, 2009, the Company issued 50,000 shares of its common stock at $0.35 per share for the exercise of stock options in exchange for $17,500 in cash.

On December 22, 2009, the Company issued 150,000 shares of its common stock, valued at $0.48 per share to settle notes payable of $52,500 and accrued interest of $19,500.

NOTE 8 – SETTLEMENT WITH SOL MUTUEL, LTD.

On July 7, 2009, in connection with the Company’s termination of its contract with a significant customer, Sol Mutuel, Ltd. (“Sol Mutuel”), the Company entered into a settlement agreement with Sol Mutuel, wherein the Company agreed to release funds previously collected on Sol Mutuel’s behalf totaling $211,842 in exchange for repayments totaling $151,842 and additional fees of $60,000. Pursuant to the settlement agreement, the Company was required to pay Sol Mutuel $30,000 in July 2009, $40,000 on August 1, 2009, $40,000 on September 1, 2009 and $41,842 on October 1, 2009. As of December 31, 2009, the Company had paid $115,000 toward the settlement and in January 2010 the Company paid the balance of $36,842, which was included in track settlements and wagering deposits in the Company’s consolidated balance sheet as of December 31, 2009.

NOTE 9 – CONCENTRATION

During the three months ended September 30, 2010, a contract with one customer, Promotora Latinamericana de Entretenimiento, S.A. de C.V. (“PLE”), accounted for 93% of total revenues. During the three months ended September 30, 2009, contracts with four customers, PLE, Internacional de Entretenimiento y Apuesta Deportivas S.A. de C.V. (“UNO”), Cia Operadora Megasports S.A. de C.V. (“Megasports”) and  ISI – Maritime/Islands, Ltd, accounted for 50%, 17% 12% and 11%, respectively of total revenues.

During the nine months ended September 30, 2010, a contract with one customer, PLE, accounted for 72% of total revenues. During the nine months ended September 30, 2009, contracts with three customers, PLE, UNO and Megasports, accounted for 32%, 23%, and 11%, respectively of total revenues.

One debtor, PLE, represented approximately 99%, respectively, of the Company’s total outstanding trade accounts receivable as of September 30, 2010. Two debtors, PLE and ISI - Maritime/Islands, Ltd., represented approximately 61% and 27%, respectively, of the Company’s total outstanding accounts receivable as of December 31, 2009.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 10 – CHANGES IN STOCKHOLDERS’ DEFICIT

A summary of the composition of Stockholders’ Deficit of the Company as of September 30, 2010 and 2009, and the changes during the nine months then ended is presented in the following table:

	Global Pari-Mutuel Services, Inc. Stockholders’ Deficit	Non-controlling Interest	Total Stockholders’ Deficit
Balance at December 31, 2009	$(1,713,077)	$540,045	$(1,173,032)
Stock-based compensation expense	121,271	-	121,271
Issuance of common stock to settle notes payable	590,000	-	590,000
Issuance of common stock to settle accrued interest	25,698	-	25,698
Issuance of common stock to settle accounts payable and accrued expenses	326,250	-	326,250
Issuance of common stock	300,000	-	300,000
Issuance of Convertible Note with a beneficial conversion feature and Warrant	400,000	-	400,000
Expenses funded by non-controlling interest	-	152,784	152,784
Net loss	(1,172,119)	(156,520)	(1,328,639)
Balance at September 30, 2010	$(1,121,977)	$536,309	$(585,668)

	Global Pari-Mutuel Services, Inc. Stockholders’ deficit	Non-controlling Interest	Total Deficit
Balance at December 31, 2008	$(1,153,012)	$505,936	$(647,076)
Stock-based compensation expense	340,685	-	340,685
Issuance of common stock to settle accounts payable and accrued expenses	278,011	-	278,011
Expenses funded by non-controlling interest	-	293,178	293,178
Net loss	(1,017,351)	(252,057)	(1,269,408)
Balance at September 30, 2010	$(1,551,667)	$547,057	$(1,004,610)

NOTE 11 – SUBSEQUENT EVENTS

In addition to the agreements entered into in December 2010 as discussed in Note 1, the following subsequent events occurred:

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

ISSUANCE OF NOTES PAYABLE

On October 13, 2010, the Company issued a 9% promissory note to a director in exchange for $15,000 in cash.  This note was due on October 13, 2011 and satisfied on December 10, 2010.

On October 13, 2010, the Company issued a 9% promissory note to a shareholder in exchange for $10,000 in cash.  This note was due on October 13, 2011 and satisfied on December 10, 2010.

INCREASE IN AUTHORIZED COMMON SHARES

In December 2010, the Company received consent from the majority of its stockholders for a further increase in the total number of authorized common shares from 40 million to 395 million.

2010 NON-QUALIFIED STOCK OPTION PLAN

On December 6, 2010, the Board of Directors approved for submission to vote by the Company’s stockholders, the 2010 Non-Qualified Stock Option Plan (the “2010 Plan”).  The Company’s stockholders approved the 2010 Plan as of December 17, 2010. Under the terms of the Plan, the Company reserved 58,219,900 shares of common stock for non-qualified stock options to be issued during the 2010 Plan’s ten-year term. Directors, officers, consultants, advisors or other independent contractors who provide services to the Company or its subsidiaries are eligible to participate in the 2010 Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Global Pari-Mutuel Services, Inc.

We have audited the accompanying consolidated balance sheets of Global Pari-Mutuel Services, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Pari-Mutuel Services, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the consolidated financial statements, the Company has continuing net losses and negative cash flows from operating activities.  In addition, the Company has deficiencies in working capital and stockholders’ equity as of the balance sheet dates.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Friedman LLP
New York, New York
December 20, 2010

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31,	2009	2008
ASSETS
Current assets
Cash	$103,303	$30,075
Trade accounts receivable, net of allowance for doubtful accounts of $122,126 and $28,722, respectively	27,485	42,399
Receivable – related party	69,716	-
Receivable – Instant Racing Project investors	120,000	-
Prepaid expenses and other current assets	18,033	8,001
Total current assets	338,537	80,475
Property and equipment, net of accumulated depreciation of $7,763 and $3,877, respectively	20,470	24,356
Total assets	$359,007	$104,831

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$209,194	$132,108
Payable – related parties	1,000	107,745
Track settlements and wagering deposits	625,949	228,634
Notes payable, current portion	425,000	65,000
Advances – Instant Racing Project investors	87,500	-
Accrued expenses	33,751	22,673
Accrued interest payable	24,645	20,747
Total current liabilities	1,407,039	576,907

Long-term notes payable, net of current portion	125,000	175,000
Total liabilities	1,532,039	751,907

Commitments and contingencies

Stockholders’ deficit
Preferred stock - $0.001 par value; 5,000,000 shares authorized, none issued	-	-
Common stock - $0.001 par value; 25,000,000 shares authorized; 19,405,029 and 18,330,712 shares issued and outstanding, respectively	19,405	18,331
Additional paid-in capital	10,329,868	9,570,376
Accumulated deficit	(12,062,350)	(10,741,719)
Total Global Pari-Mutuel Services, Inc. stockholders’ deficit	(1,713,077)	(1,153,012)
Non-controlling interest	540,045	505,936
Total stockholders’ deficit	(1,173,032)	(647,076)
Total liabilities and stockholders’ deficit	$359,007	$104,831

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2009	2008
Revenue	$1,837,615	$1,225,590
Cost of revenue	1,492,876	830,481
Gross profit	344,739	395,109

Operating expenses
General and administrative expenses	1,712,961	2,129,996
Research and development	240,590	52,269
Total operating expenses	1,953,551	2,182,265
Loss from operations	(1,608,812)	(1,787,156)
Interest expense	38,210	61,330
Net loss	(1,647,022)	(1,848,486)
Net loss attributable to non-controlling interest	326,391	324,561
Net loss attributable to Global Pari-Mutuel Services, Inc.	$(1,320,631)	$(1,523,925)
Basic and diluted loss per share	$(0.07)	$(0.09)
Basic and diluted weighted average common shares outstanding	18,551,867	17,033,167

The accompanying notes are an integral part of these consolidated financial statements

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Common Stock		Additional Paid-in	Accumulated	Global Pari- Mutuel Services, Inc. Total Stockholders’	Non-Controlling	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit	Interest	Deficit

Balance at December 31, 2007	16,400,341	$16,400	$7,905,430	$(9,217,794)	$(1,295,964)	$464,905	$(831,059)

Exercise of stock options	100,000	100	34,900	-	35,000	-	35,000

Issuance of common stock to settle accrued interest payable	91,589	92	46,640	-	46,732	-	46,732

Issuance of common stock to settle notes payable	1,221,189	1,221	621,873	-	623,094	-	623,094

Issuance of common stock for note conversion incentive	437,593	438	546,555	-	546,993	-	546,993

Issuance of common stock for consulting services	80,000	80	83,920	-	84,000	-	84,000

Accounts payable settled through issuance of common stock	-	-	90,000	-	90,000	-	90,000

Stock-based compensation expense	-	-	241,058	-	241,058	-	241,058

Expenses funded by non-controlling interest	-	-	-	-	-	365,592	365,592

Net loss	-	-	-	(1,523,925)	(1,523,925)	(324,561)	(1,848,486)

Balance at December 31, 2008	18,330,712	$18,331	$9,570,376	$(10,741,719)	$(1,153,012)	$505,936	$(647,076)

Exercise of stock options	50,000	50	17,450	-	17,500	-	17,500

Issuance of common stock to settle accrued interest payable	40,625	41	19,459	-	19,500	-	19,500

Issuance of common stock to settle notes payable	109,375	109	52,391	-	52,500	-	52,500

Issuance of common stock to settle accounts payable	874,317	874	324,337	-	325,211	-	325,211

Stock-based compensation expense	-	-	345,855	-	345,855	-	345,855

Expenses funded by non-controlling interest	-	-	-	-	-	360,500	360,500

Net loss	-	-	-	(1,320,631)	(1,320,631)	(326,391)	(1,647,022)

Balance at December 31, 2009	19,405,029	$19,405	$10,329,868	$(12,062,350)	$(1,713,077)	$540,045	$(1,173,032)

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2009	2008
Cash Flows from Operating Activities
Net loss	$(1,647,022)	$(1,848,486)
Adjustments to reconcile net loss to net cash used by operating activities:
Expenses funded by non-controlling interest	360,500	365,592
Depreciation	3,886	2,854
Provision for allowance of doubtful accounts	93,404	23,863
Stock-based compensation expense	345,855	241,058
Issuance of common stock for consulting services	-	84,000
Issuance of common stock for note conversion incentive	-	546,993
Accounts payable settled through issuance of common stock	-	90,000
Change in operating assets and liabilities:
Trade accounts receivable	(78,490)	(26,325)
Receivable – related party	(69,716)	-
Prepaid expenses and other current assets	(10,032)	(3,000)
Accounts payable	452,297	54,310
Payable – related parties	(106,745)	26,558
Track settlements and wagering deposits	397,315	192,531
Accrued expenses	11,078	90,500
Accrued interest payable	28,336	48,496
Net Cash Used in Operating Activities	(219,334)	(111,056)
Cash Flows from Investing Activities
Purchase of software and equipment	-	(8,441)
Net Cash Used in Investment Activities	-	(8,441)
Cash Flows from Financing Activities
Advances from Instant Racing Project investors	87,500	-
Proceeds from exercise of stock options	17,500	-
Proceeds from issuance of notes payable	187,562	108,750
Net Cash Provided by Financing Activities	292,562	108,750
Net Increase (Decrease) in Cash	73,228	(10,747)
Cash – Beginning of year	30,075	40,822
Cash – End of year	$103,303	$30,075

Supplemental disclosure of cash flow information: Cash paid for interest	$20,337	$12,876

Supplemental Disclosure of Noncash Investing and Financing Activities:
Notes payable issued to settle accounts payable	$50,000	$91,250
Common stock issued to settle accrued interest payable	$19,500	$46,732
Common stock issued to settle notes payable	$52,500	$623,094
Accounts payable settled through issuance of common stock	$325,211	$-
Exercise of stock options through settlement of accounts payable	$-	$35,000

The accompanying notes are an integral part of these consolidated financial statements.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business – On August 30, 2005, Global Pari-Mutuel Services, Inc. (“Global”) filed a Certificate of Amendment (the “Amendment”) to the Articles of Incorporation of Global with the Secretary of State of the State of Nevada to effect a change in Global’s name from “Orbis Development, Inc.” to “Global Pari-Mutuel Services, Inc.  The Amendment was approved by the stockholders of Global in accordance with the laws of Nevada.

Global was organized on January 27, 1997 under the laws of the State of Nevada. Global and its subsidiaries (the “Company”) have previously pursued development of certain online casino gaming software technology, including pari-mutuel wagering software technology that was licensed to others, development of an electronic currency services business, development of a credit card processing services business with a related operation of providing ATM debit card services to online gaming customers. With the exception of licensing pari-mutuel software, Global discontinued, sold or abandoned each of these previous operations.  The Company presently plans to obtain revenue from its pari-mutuel operations in any of the five following ways:  (1) settlement and reconciliation services for pari-mutuel bettors, (2) sub-licensing of the Company’s contracts with race tracks to physical off-track-betting parlors (“OTBs”), (3) wagering through the Company’s call center at race tracks with whom the Company has contracts, (4) resale and rent of equipment and software required by operations of physical and virtual OTBs, and (5) licensing of its pari-mutuel software to virtual OTBs.  The Company is currently generating revenue from its pari-mutuel operations in all of its planned operations except from licensing of its pari-mutuel software to virtual OTBs.

Agreement with Global Financial Solutions Holdings, Ltd. (“GFS”) – Effective December 31, 2006, Global’s wholly-owned subsidiary, Royal Turf Club, Inc. (“RTCN”) and Global’s formerly wholly-owned subsidiary, Royal Turf Club, Ltd. – Antigua (“RTCA”) completed an Agreement with GFS, an unaffiliated corporation organized under the laws and regulations of the Turks and Caicos Islands to transfer fifty percent of the outstanding common stock of RTCA for the development, implementation and operation of a horse and dog racing hub in Antigua.

Under the terms of the agreement,  (a) RTCA issued to GFS a fifty percent ownership in RTCA’s outstanding common stock, (b) GFS committed to make payments on behalf of RTCA for the purpose of developing, constructing, implementing and operating a central system horse and dog racing hub, (c) RTCN agreed to manage the business of RTCA, and (d) RTCN and GFS, as the sole Shareholders of RTCA, and subject to (c) above will make certain agreements regarding the operations and their ownership of RTCA.

For consideration of receiving the RTCA shares, GFS has, as of December 31, 2006, provided the funds necessary for all expenses related to the initial development, which includes license fees, construction and implementation of the Hub Operation aggregating approximately $400,000, and will agree to continue to pay future Hub Implementation and Operational Expenses as described below.

Once the Hub Operation has been launched and is considered operational and profitable, all expenses necessary and related to the ongoing operation and management of the Hub Operation (“Hub Operational Expenses”) shall be paid out of the funds generated by the activities of the Hub Operation. The Hub Operational Expenses shall include all costs of operating and managing the Hub Operation. If the Hub Operation does not immediately generate sufficient funds to pay for the ongoing Hub Operational Expenses, GFS shall pay the expenses on the same basis and upon the same conditions as Hub Implementation Expenses until such time as the Hub Operation is profitable without reimbursement, or until April 30, 2007, whichever occurs first.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Thereafter, any contributions needed for Hub Operational Expenses shall be paid by the Shareholders equally.  If either Shareholder fails to make all or a part of any required contribution, at the option of the other Shareholder either (i) such other Shareholder shall make said payment or (ii) the Shareholder failing to make the contribution shall forfeit such portion of its stock in RTCA as is proportionate to the amount of the failure and a figure equal to an overall capitalization of RTCA of twice the aggregate amount paid by GFS for the RTCA Shares (excluding amounts paid by it under this sentence).

Under the terms of the agreement GFS paid $400,000 of research and development expenses for RTCA. The amount was treated as a non-controlling interest as of December 31, 2006.

Establishment of Instant Racing Project Joint Venture – On September 1, 2009, the Company entered into an Instant Racing Web Agreement with Racetech International with a term of seven years (the “Racetech Agreement”) under which (i) the Company obtained a license to operate, through its hub in Antigua, an online pari-mutuel based instant racing and wagering system in which wagers are placed based on the outcome of previous events (the “IR Web System”) and (ii) Racetech International agreed to provide the Company with certain maintenance and support services in connection therewith.  In consideration of the license and services, the Company agreed to pay Racetech International (a) a $10,000 annual fee, (b) 23% of the total commission retained by the Company out of the pari-mutuel wagers made on the IR Web System for all IR Web System games.

During December 2009, the Company established a joint venture to finance the Global Instant Racing Project (“IRP”), which is based on a separate agreement between the Company and Racetech, LLC (“RT”), an unrelated third party.  Pursuant to the agreement between the Company and RT, the Company has express authority to enter into this joint venture for purposes of promoting RT’s Instant Racing Project.  Investors of the joint venture as a group agree to purchase up to twenty project units from the Company at a cost of $25,000 per unit, consisting of $5,000 in unsecured liability and $20,000 in a note payable which bears interest at 8% per annum.

The investors were to receive 25% of the net win and the Company was to receive 75%.  Investors were also to receive 80% of the revenue received by the joint venture until the notes and accrued interest have been paid in full.

As of December 31, 2009, the Company had received commitments to purchase 17.5 IRP joint venture project units, for a total of $87,500 in advances and $350,000 in notes payable, of which $120,000 was not received as of December 31, 2009.

On August 10, 2010, the board of directors was authorized to offer the holders of the IRP joint venture notes payable the opportunity to convert their notes into the Company’s common stock at $0.20 per share.  This offer was valid until September 30, 2010.  In September 2010, holders of notes payable totaling $350,000 less an unpaid investment balance of $10,000 converted their notes payable into 1,700,000 shares of the Company’s common stock.  The Company also paid $87,500 in cash to the IRP investors to repay their advances.  On September 30, 2010, the IRP joint venture was terminated and the Company retains all rights to future profits from the IRP.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Going Concern – The Company has an accumulated deficit of $12,062,350 and stockholders’ deficit of $1,173,032 at December 31, 2009. The Company also has net losses attributable to Global of $1,320,631 and $1,523,925 during the years ended December 31, 2009 and 2008, respectively, negative cash flows from operating activities of $219,334 and $111,056 during the years ended December 31, 2009 and 2008, respectively, and working capital deficiencies of $1,068,502 and $496,432 at December 31, 2010 and 2009, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern depends on its ability to deploy technology for its core businesses that generates sufficient revenue and cash flows to meet its obligations and on its ability to obtain additional financing or sell assets as may be required to fund current operations. Management’s plans include generating income from the Company’s various pari-mutuel licensing and operational programs to permit the Company to generate sufficient cash flows to continue as a going concern. There is no assurance these plans will be realized.

Securities Purchase Agreement  – On September 15, 2010, the Company entered into a Securities Purchase Agreement with Bermase, LLC, a Delaware limited liability company (“Bermase”), a private investment company, wherein the Company agreed to issue to Bermase, (1) a 9% senior secured convertible promissory note in the amount of $400,000, convertible into shares of the Company’s common stock at $0.20 per share and due on September 15, 2011; (2) a warrant to purchase 7,000,000 shares of the Company’s common stock at exercise prices ranging incrementally from $0.50 to $3.00; and (3) 1,200,000 shares of the Company’s common stock in exchange for $240,000 in cash.  The Company also issued an aggregate of 300,000 shares to other investors for additional aggregate consideration of $60,000.

The obligations under the note issued to Bermase rank senior to all then current and future indebtedness of the Company and are secured by a continuing security interest in all of the Company’s assets and are fully and unconditionally guaranteed on a joint and several senior basis by each subsidiary of the Company.  The convertible promissory note shall be immediately converted when an agreed upon website has been successfully launched.

The warrant to purchase 7 million shares of the Company’s common stock is exercisable at the following exercise prices:

(i)	$0.50 with respect to the first 3 million shares purchased;
(ii)	$1.00 with respect to the next 2.5 million shares purchased;
(iii)	$1.50 with respect to the next 500,000 shares purchased;
(iv)	$2.00 with respect to the next 500,000 shares purchased; and
(v)	$3.00 with respect to the remaining 500,000 shares purchased.

On December 21, 2010, the note and accrued interest were converted by Bermase into 2,047,836 shares of the Company’s common stock at $0.20 per share and the warrant was cancelled.

Contribution Agreement with Bermase - On December 7, 2010, the Company entered into an Equity Contribution Agreement (the “Contribution Agreement”) with Bermase and its members, Avon Road Bermase I LLC, a Delaware limited liability company (“Avon I”), Avon Road Bermase II LLC, a Delaware limited liability company (“Avon II”), and JAF-NH, LLC, a Delaware limited liability company (“JAF-NH”), pursuant to which, in exchange for all of the membership interests of Bermase and other consideration, the Company agreed to issue Avon I, Avon II and JAF-NH that number of shares of its common stock equal to 198,685,798 minus the sum of the number of shares issuable to Bermase upon conversion of its senior secured convertible promissory note due September 2012 in the principal amount of $400,000 issued to Bermase and 1,200,000 shares of common stock then held by Bermase.  The closing of the Contribution Agreement is subject to customary closing conditions and is anticipated to occur on December 21, 2010. Following the closing of the Contribution Agreement, the distribution in-kind by Bermase to Avon I, Avon II and JAF-NH of the 1,200,000 shares of the Company’s common stock then held by it and the shares issued to it upon conversion of the $400,000 senior secured convertible promissory note, the subsequent transfer of 5,000,000 shares from Avon I to an entity related to the Company’s Chairman of the Board of Directors (the “Related Company”) and the in-kind distribution of 30,000,000 shares by Avon II to the Company’s Chairman of the Board, Avon I, Avon II, JAF-NH, the Related Company and the Company’s Chairman of the Board collectively will own 70.14% of the shares of the Company’s common stock, on a fully-diluted post-transaction basis, which includes 60,559,826 shares currently subject to outstanding stock options.  In connection with the Contribution Agreement, the Company issued Bermase an unsecured promissory Note, due January 2011, in the principal amount of $500,000, in respect of a $500,000 unsecured loan from Bermase to the Company, made simultaneously with the execution of the Contribution Agreement.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed balance sheet as of December 31, 2009 was prepared as if the Contribution Agreement with Bermase was effective as of January 1, 2009. A pro forma condensed statement of operations was not prepared since Bermase was incorporated in September 2010 and had no operations.  The pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the future financial position or future results of operations of the consolidated enterprise.

December 31,
2009
Assets:
Cash and cash equivalents	$1,103,423
Escrow account	1,500,000
Accounts receivable, net	27,485
Receivable – related party	69,716
Receivable – Instant Racing Project Investors	120,000
Prepaid expenses and other current assets	18,033
Total current assets	2,838,657
Property and equipment, net	20,470
Total assets	$2,859,127

Liabilities and Stockholders’ Equity:
Accounts payable and accrued expenses	$242,945
Payable – related parties	1,000
Track settlements and wagering deposits	625,949
Notes payable, current portion	25,000
Advances – Instant Racing Project investors	87,500
Accrued interest payable	24,645
Total current liabilities	1,007,039
Long-term notes payable, net of current portion	125,000
Total liabilities	1,132,039

Total Global Pari-Mutuel Services, Inc. stockholders’ equity	1,187,043
Non-controlling interest	540,045
Total stockholders’ equity	1,727,088
Total liabilities and stockholders’ equity	$2,859,127

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Consulting Agreement with Bendigo Partners, LLC - On December 7, 2010, the Company also entered into a one-year Consulting Agreement (the “Consulting Agreement”) with Bendigo Partners LLC, a New York limited liability company (“Bendigo”), pursuant to which Bendigo agreed to provide the Company with the services of R. Jarrett Lilien to serve as the Company’s chief executive officer, James Leslie Whiteford to serve the Company’s our chief financial officer, Richard D. Taylor to serve as the Company’s chief operating officer, Stephen Ferrando to serve as the Company’s chief information officer, and individuals who shall serve as the Company’s chief marketing officer and internal general counsel, for a $250,000 monthly fee. In addition, pursuant to the Consulting Agreement, the Company granted Bendigo an option to purchase 56,799,828 shares of its common stock, which option first vests and becomes exercisable over a period of two years.  The Consulting Agreement contemplates that upon expiration of its one-year term, Messrs. Lilien, Whiteford, Taylor and Ferrando will enter into employment agreements with us.  The Company’s former chief executive officer and chief financial officer resigned with the execution of the Consulting Agreement.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements.  These same estimates may affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts and results could differ from those estimates.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts and transactions of Global and its subsidiaries, RTCA, RTCN and Royal Turf Club, Ltd. – St. Kitts.  All significant intercompany transactions have been eliminated in consolidation.

Non-controlling Interest – GAAP requires that non-controlling interests in consolidated entities be reported in the equity section of a company's balance sheet and changes the manner in which the net income of the consolidated entities is reported and disclosed in the controlling company's income statement.

Fair Value of Financial Instruments – In the first quarter of 2008, the Company adopted the Fair Value Measurements and Disclosures standard issued by the Financial Accounting Standards Board (“FASB”) for financial assets and liabilities and elected the deferral option available for one year for non-financial assets and liabilities.  This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures.  This standard does not require any new fair value measurements, but discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).  On January 1, 2009, the Company adopted the remaining provisions as it relates to nonfinancial assets and liabilities that are not recognized or disclosed at fair value on a recurring basis.  The adoption of the remaining provisions did not materially impact the Company’s consolidated financial statements.  As permitted in 2008, the Company chose not to elect the fair value option as prescribed by FASB for its financial assets and liabilities that had not been previously carried at fair value.  The carrying amounts reported in the balance sheets for current assets and current liabilities approximate fair value due to their short-term nature. The carrying amounts reported for long-term debt approximate fair value because the underlying instruments bear interest rates which approximate current market rates for obligations with similar terms.

Cash – The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Trade Accounts Receivable – Accounts receivable are stated at the amount the Company expects to collect.  The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances.  Uncollectible balances are written off against the allowance after extensive efforts of collection and when balances are deemed uncollectible.  Recoveries of trade receivables previously written off are recorded when cash is received.  A trade receivable is considered to be past due if any portion of the receivable balance has not been received by the Company within its normal terms.

Property and Equipment – Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the asset, which range from six to ten years.

Maintenance and repairs of equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in operations.

Impairment of Long-lived Assets – The Company periodically reviews the carrying value of its long-lived assets in relation to historical results, as well as management's best estimate of future trends, events and overall business climate. If such reviews indicate that the carrying value of such assets may not be recoverable, the Company will then estimate the future cash flows generated by such assets (undiscounted and without interest charges). If such future cash flows are insufficient to recover the carrying amount of the assets, then impairment is triggered and the carrying value of any impaired assets would then be reduced to fair value.

Track Settlements and Wagering Deposits – Track settlements and wagering deposits consist of amounts due to customers and/or tracks based on the outcome of bets placed.  In the case of settlement and reconciliation contracts, the Company records the liability when money is received from the payer and decreases the liability when the settlement is paid out to the payee. Under customer contracts wherein the customer agrees to pay the Company for access to pari-mutuel wagering pools with pari-mutuel tracks that the Company has contracts with, the Company records the liability when the outcome of bets placed are known and decreases the liability when the settlement is paid out to the tracks. At December 31, 2009 and 2008, the Company owed $625,949 and $228,634, respectively.

Revenue Recognition – Revenue from the Company’s various pari-mutuel operations are recognized when persuasive evidence of a contract arrangement exists, wherein the customer agrees to pay the Company for access to pari-mutuel wagering pools with pari-mutuel tracks that the Company has contracts with or to pay the Company for settlement and reconciliation services, the fee is fixed or determinable or the software has been delivered and fully installed at an internet OTB site, and collectability is probable.

Research and Development – The Company incurred research and development costs of $240,590 and $52,269 during the years ended December 2009 and 2008, respectively, all of which were expensed.  The research and development costs were incurred for the development of software to be used in RTCA’s hub operations in Antigua.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation – The cost of all share-based awards to employees, including grants of employee stock options and restricted stock, is recognized in the financial statements based on the fair value of the awards at grant date. The fair value of stock option awards is determined using the Black-Scholes valuation model on the date of grant. The fair value of restricted stock awards is equal to the market price of the Company’s common stock on the date of grant. The fair value of share-based awards is recognized as stock-based compensation expense on a straight-line basis over the requisite service period from the date of grant.

Income Taxes – The Company recognizes an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.  Temporary differences will result in taxable or deductible amounts in future years when the amounts reported in the financial statements are recovered or settled. These deferred tax assets or liabilities are measured using the tax rates that are anticipated to be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided as necessary.

Basic and Diluted Loss Per Common Share – Basic loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares and the dilutive potential common share equivalents then outstanding. As of December 31, 2009 and 2008 there were 2,525,000 and 2,000,000 potentially issuable common shares, respectively, from stock options and 373,611 and 218,333 potentially issuable common shares, respectively from convertible notes payable. These shares were excluded from the calculation of diluted loss per common share because the effects would be anti-dilutive.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements – In January 2010, the FASB issued Accounting Standards Update No. 2010-0, “Improving Disclosures about Fair Value Measurements” (the “Update”). The Update provides amendments to FASB Accounting Standards Codification (“ASC”) 820-10 that require entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  In addition the Update requires entities to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3).  The disclosures related to Level 1 and Level 2 fair value measurements are effective for the Company in 2010 and the disclosures related to Level 3 fair value measurements are effective for the Company in 2011.   The Update requires new disclosures only, and will have no impact on the Company’s consolidated financial position, results of operations, or cash flow.

In June 2009, the FASB issued The FASB ASC and the Hierarchy of GAAP (the “Codification”).  This standard replaces The Hierarchy of GAAP, and establishes only two levels of U.S. GAAP, authoritative and non-authoritative.  The FASB ASC became the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”), which are sources of authoritative GAAP for SEC registrants.  All other non-grandfathered, non-SEC accounting literature not included in the ASC will become non-authoritative.  This standard was effective for financial statements for interim or annual reporting periods ending after September 15, 2009.  The Company began to use the new guidelines and numbering system prescribed by the ASC when referring to GAAP in the third quarter of 2009.  As the Codification did not change or alter existing GAAP, it did not have any impact on the Company’s consolidated financial statements.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 2009, the FASB issued ASC 825-10-50-10 (formerly FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). This FASB staff position amends FASB Statement No. 107 to require disclosures about fair values of financial instruments for interim reporting periods as well as in annual financial statements. The staff position also amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods. This FASB staff position becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP for the interim reporting period ending March 31, 2009.

In April 2009, the FASB issued ASC 320 (formerly SFAS No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in GAAP for debt securities. If an entity determines that it has an other-than-temporary impairment on a security, it must recognize the credit loss on the security in the income statement. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The staff position expands disclosures about other-than-temporary impairment and requires that the annual disclosures in FASB Statement No. 115 and FSP FAS 115-1 and FAS 124-1 be made for interim reporting periods. This statement becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP for the interim reporting period ending March 31, 2009. There was no material impact on its consolidated financial position or results of operations upon adoption.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (now ASC 820-10-35-51A). This FSP provides additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased when compared with normal market activity for the asset or liability. A significant decrease in the volume or level of activity for the asset or liability is an indication that transactions or quoted prices may not be determinative of fair value because transactions may not be orderly. In that circumstance, further analysis of transactions or quoted prices is needed, and an adjustment to the transactions or quoted prices may be necessary to estimate fair value. This FSP becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP for the interim reporting period ending March 31, 2009 and it did not have a material impact on its consolidated financial position or results of operations.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of:

December 31,	2009	2008
Equipment	$23,233	$23,233
Software	5,000	5,000
	28,233	28,233
Less: Accumulated depreciation	7,763	3,877
	$20,470	$24,356

Depreciation expense was $3,886, and $2,854 for the years ended December 31, 2009 and 2008, respectively.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – NOTES PAYABLE AND ADVANCES FROM INSTANT RACING PROJECT INVESTORS

8% IRP notes payable to stockholders, due December 2012

Notes payable and advances from IRP investors consist of:

December 31	2009	2008
8% note payable convertible at $0.40 per share of common stock to a stockholder, due April 2011	$105,000	$-
8% note payable convertible at $0.90 per share of common stock to a stockholder, due March 2010	25,000	-
8% note payable to a related party, due March 2011	20,000	-
8% IRP notes payable to related parties, due December 2012	220,000	-
8% IRP notes payable to stockholders, due December 2012	130,000
10% notes payable to a stockholder, due on demand, unsecured	-	65,000
8% notes payable convertible at $0.90 per share of common stock to a related party, due June 2010	-	40,000
10% notes payable convertible at $0.60 per share of common stock to a related party, due January 2010	50,000	50,000
10% notes payable convertible at $0.90 per share of common stock to a stockholder, due January 2010	-	30,000
10% notes payable convertible at $1.00 per share of common stock to a stockholder, due January 2010	-	35,000
8% notes payable convertible at $0.90 per share of common stock to a stockholder, due June 2010	-	20,000
Total notes payable less unamortized discount	550,000	240,000
Less: current portion	425,000	65,000
Long-Term Notes Payable	$125,000	$175,000

Future maturities of notes payable as of December 31, 2009 are as follows: 2010 – $425,000 and 2011 - $125,000.

IRP Joint Venture Notes and Advances – In December 2009, the Company issued 150,000 shares of the Company’s common stock to pay $52,500 of the $65,000 owed on the 10% demand notes due to a stockholder and to settle the related accrued interest payable of $19,500.  In December 2009, the stockholder exchanged the remaining $12,500 due on these notes and an agreement to pay $12,500 in cash for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP.  The $12,500 in cash was received in February 2010.

On September 8, 2008, the Company issued a $35,000, 10% convertible promissory note to a stockholder in exchange for $35,000 in cash.  This note was convertible into shares of the Company’s common stock at $1.00 per share with a maturity date of January 31, 2010. In December 2009, the stockholder exchanged this $35,000 note and $15,000 from an $120,000 convertible note issued in October 2009 with a maturity date of April 27, 2011, for two IRP joint venture units, which were comprised of an aggregate of $40,000, 8% notes payable that mature on December 31, 2012 and a $10,000 unsecured investment in the IRP.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On June 24, 2008, the Company issued a $30,000, 10% convertible promissory note to a stockholder to settle accounts payable of $30,000.  The maturity date on this note was January 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  On December 24, 2008, the Company issued a $20,000, 8% convertible promissory note to a stockholder to repay $20,000 in cash advances. The maturity date on this note was June 30, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the stockholder exchanged both of these notes for two IRP joint venture units, which were comprised of an aggregate of $40,000, 8% notes payable that mature on December 31, 2012 and a $10,000 unsecured investment in the IRP.

In April 2009, the Company issued a $20,000, 8% convertible promissory note to a director in exchange for $20,000 in cash.  The maturity date on this note was March 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the director exchanged this note and $5,000 in cash for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP.

In March 2009, the Company issued a $25,000, 8% promissory note to a stockholder in exchange for $25,000 in cash.  The maturity date on this note was December 12, 2009 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the stockholder exchanged this note for one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecure investment in the IRP.

On December 24, 2008, the Company issued a $40,000, 8% convertible promissory note to its Chairman and Chief Executive Officer (“CEO”) to repay $40,000 in expenses. The maturity date on this note was June 30, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In April 2009, the Company issued a $30,000, 8% convertible promissory note to the Chairman and CEO to pay $30,000 in consulting fees due.  The maturity date on this note was April 20, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  In December 2009, the Chairman and CEO exchanged these notes totaling $70,000, $4,938 in accrued interest on these notes and a $62 cash payment for three IRP joint venture units, which were comprised of an aggregate of $60,000, 8% notes payable that mature on December 31, 2012 and a $15,000 unsecured investment in the IRP.

In December 2009, a director was issued one IRP joint venture unit, which was comprised of a $20,000, 8% note payable that matures on December 31, 2012 and a $5,000 unsecured investment in the IRP in exchange for $15,000 in cash and an informal commitment to pay the balance due of $10,000.  In January 2010, the additional cash was received by the Company.

In December 2009, the Company issued 6.5 IRP joint venture units to certain stockholders of the Company comprised of an aggregate of $130,000, 8% notes payable that mature on December 31, 2012 and a $32,500 unsecured investment in the IRP in exchange for $65,000 in cash and informal commitments to pay the balance due of $97,500.  As of August 10, 2010, the Company received $87,500 of the balance due.

As of December 31, 2009, there was $120,000 due from the IRP investors for their investments in the IRP joint venture units and as of August 10, 2010, the Company received $110,000 of the $120,000 due.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 10, 2010, the board of directors was authorized to offer the holders of the IRP joint venture notes payable, the opportunity to convert their notes to the Company’s common stock at $0.20 per share.  This offer was valid until September 30, 2010.  In September 2010, holders of notes payable totaling $350,000 less an unpaid investment balance of $10,000 converted their notes payable to 1,700,000 shares of the Company’s common stock.  The Company also paid $87,500 in cash to the IRP investors to repay their advances.  On September 30, 2010, the IRP joint venture was terminated and the Company retains all rights to future profits from the IRP. The IRP joint venture notes payable and advances from the IRP investors were classified as current liabilities as of December 31, 2009 due to the redemption of the notes and advances and termination of the IRP joint venture.

Promissory Notes – On December 31, 2007, the Company issued a $50,000, 10% convertible promissory note to the Chairman and CEO to repay $50,000 in cash advances. The maturity date on this note was January 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.60 per share.  The note and the accrued interest were satisfied in August 2010 through the issuance of the Company’s common stock.

On December 31, 2009, the Company issued a $20,000, 8% promissory note to the Chairman and CEO to pay $20,000 in consulting fees due. The maturity date on this note was January 31, 2011.  The note and the accrued interest were satisfied in August 2010 through the issuance of the Company’s common stock.

On April 1, 2009, the Company issued a $25,000, 8% convertible promissory note to a stockholder in exchange for cash.  The maturity date on this note was March 31, 2010 and the note was convertible into shares of the Company’s common stock at $0.90 per share.  The note and the accrued interest were satisfied in August 2010 through the issuance of the Company’s common stock.

On October 27, 2009, the Company issued a $120,000, 8% convertible promissory note to a stockholder in exchange for $100,000 in cash and prepaid interest of $20,000.  The maturity date on this note is April 27, 2011.  This note was convertible into shares of the Company’s common stock at $0.40 per share.  In December 2009 the stockholder exchanged $15,000 of this note for the acquisition of IRP joint venture units (see IRP joint venture notes above).  At December 31, 2009, the remaining balance of the prepaid interest was $16,533.  The note was satisfied in August 2010 through the issuance of the Company’s common stock.

The Company evaluated all of the above convertible promissory notes and determined that no beneficial conversion features exist.

Accrued Interest – Accrued interest on the above promissory notes at December 31, 2009 and 2008 was $24,645 and $20,747, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

At December 31, 2009, GFS, the non-controlling interest in the Company’s Antigua operations, owed the Company $69,716.  The amount is due on demand, bears no interest, and is classified as receivable – related party.

At December 31, 2009, the Company owed an officer and director $1,000 for advances to the Company for operational expenses.  The amount is due on demand, bears no interest, and is classified as payable – related parties.

At December 31, 2008, the Company owed officers and directors $14,700 for expenses and owed the Chairman and CEO $11,036 for advances to the Company for operational expenses.  In addition, the Company owed GFS $82,009.  The amounts are due on demand, bear no interest, and are classified as payable – related parties.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31, 2009 and 2008, GFS funded $360,500 and $365,592, respectively, for its share of the operational costs of the hub operation.

NOTE 6 – STOCK OPTIONS

Non-Qualified Options – The Company issued 575,000 options to various employees and consultants at exercise prices ranging from $0.75 to $1.00 during the year ended December 31, 2009.  All these options vested immediately, 25,000 of these options expired in March 2010 and the remaining 550,000 options expire in May 2012, if unexercised.  During the year ended December 31, 2009, options to purchase 50,000 shares of the Company’s common stock at $0.35 per share were exercised for $17,500 in cash.

The Company issued 200,000 options to various employees and consultants at an exercise price of $1.00 during the year ended December 31, 2008.  134,000 of these options vested immediately and the remaining 66,000 options vest from August 2009 to August 2010.  The options expire ten years from date of grant, if unexercised.

Qualified Options – During September 2000, the Board of Directors approved for submission to vote by the Company’s stockholders, the 2000 Stock Option and Restricted Plan (the “Plan”).  The Company’s stockholders approved the Plan as of March 31, 2001. Under the terms of the Plan, the Company reserved 750,000 shares of common stock for option and restricted stock grants to be issued during a period of up to ten years. Directors, officers and key employees are eligible to participate in the Plan. On December 21, 2006, an unanimous written consent of stockholders was completed wherein, the majority of the stockholders of the Company agreed to modify the Plan by increasing the number of options available for the purchase of common shares of the Company by 1,000,000 to 1,750,000.  At December 31, 2009, 1,049,500 options to purchase common shares of the Company are available for issuance under the Plan.

The Company did not grant any options for the purchase of common stock under the Plan during the years ended December 31, 2009 and 2008.

For the years ended December 31, 2009 and 2008, the Company calculated stock-based compensation expense of $345,855 and $241,058, respectively, related to stock options.

Stock-based compensation has been included in the statements of operations as follows:

Period Reported	Selling, General, and Administrative Expense	Research and Development Expense	Interest Expense	Total Expense

Year ended December 31, 2009	$339,779	$-	$6,076	$345,855
Year ended December 31, 2008	$237,896	$3,162	$-	$241,058

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock option activity for the years ended December 31, 2009 and 2008 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding at December 31, 2007	1,900 000	$0.46	8.59 years	$830,000
Granted	200,000	$1.00
Exercised	(100,000)	$0.35
Options outstanding at December 31, 2008	2,000,000	$0.52	8.17 years	$1,035,000
Granted	575,000	$0.76
Exercised	(50,000)	$0.35
Options outstanding at December 31, 2009	2,525,000	$0.58	6.07 years	$784,000
Options exercisable at December 31, 2009	2,492,000	$0.57	6.04 years	$784,000
Options exercisable at December 31, 2008	1,909,000	$0.51

As of December 31, 2009, there was approximately $12,000 of unrecognized compensation cost related to stock options that will be recognized over a weighted average period of approximately 0.60 years. The year-end intrinsic value is based on the Company’s December 31, 2009 closing share price of $0.88.

The Company uses the Black-Scholes option pricing model to value the stock options.  The following are the weighted-average assumptions used for options granted during the years ended December 31, 2009 and 2008, respectively:

	Years Ended December 31,
	2009	2008
Expected cash dividend yield	-	-
Expected stock price volatility	91.97%	172.58%
Risk-free interest rate	0.7%	3.2%
Expected life of options	1.46 years	5.25 years

The expected life of stock options is calculated using the simplified method allowed under GAAP as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The expected volatility is based on the historical price volatility of our common stock. The risk-free interest rate represents the U.S. Treasury bill rate for the expected life of the related stock options. The dividend yield represents our anticipated cash dividend over the expected life of the stock options.

NOTE 7 – COMMON STOCK

On September 30, 2009, the Company issued 794,317 shares of its common stock, valued at $0.35 per share totaling $278,011 to settle accounts payable related to payroll and expenses of the Company.

On November 2, 2009, the Company issued 80,000 shares of its common stock, valued at $0.59 per share totaling $47,200 to settle accounts payable related to consulting services.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 21, 2009, the Company issued 50,000 shares of its common stock at $0.35 per share for the exercise of stock options in exchange for $17,500 in cash.

On December 22, 2009, the Company issued 150,000 shares of its common stock, valued at $0.48 per share to settle notes payable of $52,500 and accrued interest of $19,500.

On March 28, 2008, the Company issued 80,000 shares of its common stock, valued at $1.05 per share totaling $84,000, to International Monetary (“IM”) in connection with an agreement between the Company and IM, wherein IM was to attempt to raise $10,000,000 in convertible debt financing to assist the Company in its acquisition plans.  The costs were amortized over the three-month period of the contract.  As of December 31, 2008, the costs were fully expensed.

On August 26, 2008, the Company issued 100,000 shares of its common stock at $0.35 per share for the exercise of stock options.  The option was issued in return for settlement of accounts payable owed to the option holder.

On September 8, 2008, a significant shareholder of the Company sold 100,000 shares of the Company’s common stock at a discounted price of $0.35 per share for $35,000 to a vendor of the Company pursuant to an agreement between the Company and the vendor.  The market value of the stock on the date of the sale was $1.25 per share for a total value of $125,000.  The $35,000 proceeds from the sale were loaned to the Company on September 8, 2008 as a convertible note payable (see Note 4).  The variance of $90,000 between the market price and selling price of the shares issued to the vendor was recorded as an expense in the Company’s financial statements.

On September 10, 2008, the Company issued 1,750,371 shares of its common stock for (i) the conversion of $623,094 of notes payable into 1,221,189 shares at conversion prices between $0.50 and $0.60 per share, (ii) the settlement of $46,732 of accrued interest related to the notes payable into 91,589 shares valued at share prices between $0.50 and $0.60 per share, and (iii) an incentive of 437,593 shares to convert the notes payable to common stock valued at $1.25 per share (see Note 4).

NOTE 8 – INCOME TAXES

The components of the net deferred tax asset are as follows:

For the Years Ended December 31,	2009	2008
Net operating loss carry forwards	$3,027,550	$2,694,431
Impairment of investment in securities	415,140	415,140
Stock-based compensation	420,512	304,790
Allowance for doubtful accounts	41,523	9,765
Total Deferred Tax Assets	3,111,453	2,768,983
Valuation allowance	(3,111,453)	(2,768,983)
Net Deferred Tax Assets	$-	$-

The Company has tax net operating loss carry forwards totaling approximately $6,571,000 at December 31, 2009 that will expire if unused from 2012 through 2029.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There was no provision for or benefit from income taxes from continuing operations during any period presented. The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to the loss from continuing operations with the provision for income tax:

For the Years Ended December 31,	2009	2008
Tax benefit at statutory rate of 34%	(449,015)	(518,135)
Permanent items	106,545	(33,891)
Change in valuation allowance	342,470	552,026
Provision for Income Taxes	$-	$-

The Company files tax returns in the U.S. federal jurisdiction.  All federal tax filings for the Company as of December 31, 2009 (2009 tax year) have been timely filed.  The Company is subject to U.S. federal income tax examinations by tax authorities for years after 2006.  As of December 31, 2009, the Company does not have any uncertain tax positions.  As a result, there are no unrecognized tax benefits as of December 31, 2009.  If the Company was to incur any interest and penalties in connection with income tax deficiencies, the Company would classify interest in the "interest expense" category and classify penalties in the "noninterest expense" category within the consolidated statements of operations.

NOTE 9 – SETTLEMENT WITH SOL MUTUEL, LTD.

On July 7, 2009, in connection with the Company’s termination of its contract with a significant customer, Sol Mutuel, Ltd. (“Sol Mutuel”), the Company entered into a settlement agreement with Sol Mutuel, wherein the Company agreed to release funds previously collected on Sol Mutuel’s behalf totaling $211,842 in exchange for repayments totaling $151,842 and additional fees of $60,000. Pursuant to the settlement agreement, the Company was required to pay Sol Mutuel $30,000 in July 2009, $40,000 on August 1, 2009, $40,000 on September 1, 2009 and $41,842 on October 1, 2009. As of December 31, 2009, the Company had paid $115,000 toward the settlement and in January 2010 the Company paid the balance of $36,842, which was included in track settlements and wagering deposits in the Company’s consolidated balance sheet as of December 31, 2009.

NOTE 10 – CONCENTRATION

During the year ended December 31, 2009, contracts with three customers, Promotora Latinamericana de Entretenimiento, S.A. de C.V. (“PLE”), Internacional de Entretenimiento y Apuesta Deportivas S.A. de C.V. (“UNO”), and Cia Operadora Megasports S.A. de C.V. (“Megasports”), accounted for 39%, 18% and 12% , respectively, of total revenues.  During the year ended December 31, 2008, three customers, UNO, Sol Mutuel and Homestretch, LLC, accounted for 47%, 30% and 17% of the Company’s total revenues, respectively.

Two debtors, PLE and ISI - Maritime/Islands, Ltd., represented approximately 61% and 27%, respectively, of the Company’s total outstanding accounts receivable as of December 31, 2009.  Three debtors, UNO, Sol Mutuel and Megasports represented approximately 59%, 26% and 13%, respectively, of the Company’s total outstanding accounts receivable as of December 31, 2008.

NOTE 11 – SUBSEQUENT EVENTS

In addition to the agreements entered into in 2010 as discussed in Note 1, the following subsequent events occurred:

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ISSUANCE OF COMMON STOCK

On February 19, 2010, the Company issued 25,000 shares of its common stock, valued at $0.45 per share to settle payables of $11,250.

On February 19, 2010, the Company issued 225,000 shares of its common stock, valued at $0.45 per share for consulting services related to increasing awareness of the Company’s stock of $101,250.  The consultant was unable to fulfill its obligation under this agreement and returned the 225,000 shares of the Company’s common stock on August 10, 2010.

On July 23, 2010, the Company issued 600,000 shares of its common stock at $0.20 per share for services related to obtaining potential working capital.

On July 23, 2010, the Company issued 225,000 shares of its common stock at $0.20 per share to settle various payables.

On August 10, 2010, the Company issued 415,000 shares of its common stock at $0.20 per share to settle payables related to consulting fees and wages.

On August 10, 2010, holders of notes payable totaling $250,000 and related accrued interest of $25,698, exchanged these notes for 1,373,489 shares of the Company’s common stock at a price of $0.20 per share.

In September 2010, holders of the IRP joint venture notes payable totaling $350,000 less an unpaid investment balance of $10,000 converted their notes payable to 1,700,000 shares of the Company’s common stock (see Notes 1 and 4).

ISSUANCE OF NOTES PAYABLE

On October 13, 2010, the Company issued a 9% promissory note to a director in exchange for $15,000 in cash.  This note was due on October 13, 2011 and satisfied on December 10, 2010.

On October 13, 2010, the Company issued a 9% promissory note to a shareholder in exchange for $10,000 in cash.  This note was due on October 13, 2011 and satisfied on December 10, 2010.

INCREASE IN AUTHORIZED COMMON SHARES

During September 2010, the Company received consent from the majority of its stockholders to increase the total number of authorized common shares from 25 million to 40 million. In December 2010, the Company received another consent from the majority of its stockholders for a further increase in the total number of authorized common shares from 40 million to 395 million.

ISSUANCE OF STOCK OPTIONS

On August 10, 2010, the Company issued 550,000 options to employees to purchase shares of the Company’s common stock at $0.20 per share.

GLOBAL PARI-MUTUEL SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2010 NON-QUALIFIED STOCK OPTION PLAN

On December 6, 2010, the Board of Directors approved for submission to vote by the Company’s stockholders, the 2010 Non-Qualified Stock Option Plan (the “2010 Plan”).  The Company’s stockholders approved the 2010 Plan as of December 17, 2010. Under the terms of the Plan, the Company reserved 58,219,900 shares of common stock for non-qualified stock options to be issued during the 2010 Plan’s ten-year term. Directors, officers, consultants, advisors or other independent contractors who provide services to the Company or its subsidiaries are eligible to participate in the 2010 Plan.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Pari-Mutuel Services, Inc.

Date: December 22, 2010	By:	/s/ R. Jarrett Lilien
		Name:	R. Jarrett Lilien
		Title:	Chief Executive Officer

INDEX OF EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Articles of Incorporation, dated September 30, 2010.*
3.2	Certificate of Amendment to Amended and Restated Articles of Incorporation, dated December 17, 2010.*
3.3	Amended and Restated Bylaws, dated March 1, 2001 (incorporated by reference to Registration Statement on Form 10-SB filed April 3, 2001).
4.1	Form of Stock Certificate (incorporated by reference to the Registrant’s Amendment No. 1 to Registration Statement on Form 10-SB filed June 4, 2001).
10.1	2000 Stock Option Plan (incorporated by reference to the Registrant’s Registration Statement on Form 10-SB filed April 3, 2001).
10.2	2010 Non-Qualified Stock Option Plan.*
10.3	Bendigo Partners LLC Option Agreement under 2010 Non-Qualified Stock Option Plan.*
10.4	Form of Independent Director Option Agreement under 2010 Non-Qualified Stock Option Plan.*
10.5	Equity Contribution Agreement, dated as of December 7, 2010, by and among BERMASE LLC, AVON ROAD BERMASE I LLC, AVON ROAD BERMASE II LLC, JAF-NH, LLC and the Registrant.*
10.6	Unsecured Promissory Note Due January 31, 2011 issued to BERMASE LLC.*
10.7	Consulting Agreement, dated as of December 7, 2010, by and between the Registrant and Bendigo Partners LLC.*
10.8
Registration Rights Agreement, dated as of December 7, 2010, by and among the Registration, AVON ROAD BERMASE I LLC, AVON ROAD BERMASE II LLC, JAF-NH, LLC, Bendigo Partners LLC, The Michigami Family Trust and Ryan Fergus.*

10.9
Agreement for the Transfer of Stock and the Development, Implementation and Operation of a Horse and Dog Racing Hub in Antigua, dated December 31, 2006, among Royal Turf Club of Antigua, Inc., Royal Turf Club, Inc. and Global Financial Solutions Holdings, Ltd. (incorporated by reference to the Registrant’s Current Report on Form 8-K filed January 16, 2007).

16.1	Letter, dated December 20, 2010, from Hansen, Barnett & Maxwell, P.C.*
21	Subsidiaries of the Registrant.*

*           Filed herewith.